Form 10-K, Exhibit 13
period 1994-10-31
QUANEX CORP
filed 1995-01-24
CIK 276889

                                                                    EXHIBIT 13

                             SALES BY MAJOR MARKETS

Markets             Market Description          Quanex Products                                Sales ($ millions)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                 1994         1993         1992       1991    1990
- ------------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL          General Industrial          Mechanical and pressure        $179.9       $180.4       $163.9    $146.4   $171.4
MACHINERY AND       Machinery (including        tubing, pipe, specialty          25.7%        29.3%        28.7%     24.8%    26.4%
CAPITAL EQUIPMENT   mining, agriculture and     forgings, extruded
                    construction)               products, steel bars

                    Capital Equipment           Mechanical tubing, steel       $ 46.8       $ 40.0       $ 30.3    $ 32.3   $ 44.6
                    (including material         bars                              6.7%         6.5%         5.3%      5.5%     6.9%
                    handling, machine tools
                    and office/household)
                                                TOTAL INDUSTRIAL               $226.7       $220.4       $194.2    $178.7   $216.0
                                                MACHINERY AND CAPITAL            32.4%        35.8%        34.0%     30.3%    33.3%
                                                EQUIPMENT
- ------------------------------------------------------------------------------------------------------------------------------------
TRANSPORTATION      Aerospace                   Seamless contoured rolled      $   -  (1)    $ 6.2 (1)   $ 24.2    $ 26.8   $ 30.8
                                                rings, mechanical tubing           -           1.0%         4.2%      4.6%     4.7%

                    Auto/Truck                  Mechanical tubing, steel       $189.2       $153.1       $114.6    $ 93.6   $115.7
                                                bars                             27.1%        24.8%        20.0%     15.9%    17.8%

                    Other Transportation        Mechanical tubing, steel       $ 17.0       $ 17.1       $ 20.1    $ 26.7   $ 23.5
                    (including ship/railroad,   bars                              2.4%         2.8%         3.5%      4.5%     3.6%
                    recreational vehicles and
                    military transportation)
                                                TOTAL TRANSPORTATION           $206.2       $176.4       $158.9    $147.1   $170.0
                                                                                 29.5%        28.6%        27.7%     25.0%    26.1%
- ------------------------------------------------------------------------------------------------------------------------------------
ENERGY              Exploration/Production      Oil field production tubing    $  9.9       $ 13.9       $ 23.1    $ 42.7   $ 12.0
                                                and casing, mechanical            1.4%         2.3%         4.0%      7.3%     1.9%
                                                tubing, steel bars

                    Processing/Conversion       Pressure tubing, process       $ 55.2       $ 61.9       $ 58.5    $ 61.8   $ 71.7
                    (refining, petrochemical,   pipe                              7.9%        10.0%        10.2%     10.5%    11.0%
                    power generation)

                                                TOTAL ENERGY                   $ 65.1       $ 75.8       $ 81.6    $104.5   $ 83.7
                                                                                  9.3%        12.3%        14.2%     17.8%    12.9%
- ------------------------------------------------------------------------------------------------------------------------------------
ALUMINUM            Residential and             Aluminum sheet,                $200.9       $143.0       $137.1    $133.7   $153.7
PRODUCTS            Commercial                  fabricated aluminum              28.7%        23.2%        24.0%     22.7%    23.6%
                    Building Materials,         products, aluminum coil
                    Other                       and coated aluminum coil
- ------------------------------------------------------------------------------------------------------------------------------------
OTHER                                                                          $   .4       $   .5       $   .3    $ 24.9   $ 26.9
                                                                                   .1%          .1%          .1%      4.2%     4.1%
- ------------------------------------------------------------------------------------------------------------------------------------
                                                TOTAL SALES                    $699.3       $616.1       $572.1    $588.9   $650.3
                                                                                100.0%       100.0%       100.0%    100.0%   100.0%
- ------------------------------------------------------------------------------------------------------------------------------------

(1) Decrease from prior years reflects the disposition of the Viking Metallurgical Corporation subsidiary during the second quarter of 1993

INDEX TO FINANCIAL SECTION

Years Ended October 31, 1994, 1993 and 1992
- -----------------------------------------------------------------------------------------


FINANCIAL SUMMARY 1984-1994                                                         34-35
- -----------------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
  CONDITION                                                                         37-41
- -----------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------------------
  Independent auditors' report ...................................................     36
  Balance sheets .................................................................     42
  Statements of income ...........................................................     43
  Statements of stockholders' equity .............................................     44
  Statements of cash flow ........................................................     45
  Notes to consolidated financial statements .....................................  46-56

- -----------------------------------------------------------------------------------------
SUPPLEMENTARY FINANCIAL DATA
- -----------------------------------------------------------------------------------------
QUARTERLY RESULTS OF OPERATIONS (unaudited)                                            57
- -----------------------------------------------------------------------------------------
SCHEDULES
- -----------------------------------------------------------------------------------------
  V    -- Property, plant and equipment...........................................     58
  VI   -- Accumulated depreciation and amortization of property, plant and
          equipment...............................................................     59
  VIII -- Valuation and qualifying accounts and reserves..........................     59

Schedules not listed or discussed above have been omitted as they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

GLOSSARY OF TERMS

The exact definitions of commonly used financial terms and ratios vary somewhat among different companies and investment analysts. The following list gives the definition of certain financial terms that are used in this report:

Capital expenditures: Additions to property, plant and equipment.

Book value per common share: Stockholders' equity less the stated value of preferred stock divided by the number of common shares outstanding.

Asset turnover: Net sales divided by average total assets.

Current ratio: Current assets divided by current liabilities.

Fixed charge coverage: The sum of income before income taxes plus interest expense, plus the estimated interest component of rentals, less capitalized interest, plus amortization of previously capitalized interest, plus amortization of deferred debt issuance costs; divided by interest expense, plus the estimated interest component of rentals, plus amortization of deferred debt issuance costs.

Return on investment: The sum of net income and the after-tax effect of interest expense less capitalized interest divided by the sum of the averages for long-term debt and stockholders' equity.

Return on common stockholders' equity: Net income attributable to common stockholders' divided by average common stockholders' equity.

FINANCIAL SUMMARY 1984-1994
($ THOUSANDS, EXCEPT PER SHARE DATA)

(FOR DEFINITION OF ITEMS, SEE PAGE 33)
FISCAL YEARS ENDED OCTOBER 31,                          1994        1993       1992       1991       1990       1989(1)
- ---------------------------------------------------------------------------------------------------------------------------
REVENUES AND EARNINGS
Net sales                                          $  699,314     616,145    572,090     588,888    650,316     501,991
Cost of sales                                      $  613,553     550,969    506,778     514,894    551,929     418,580
Gross profit                                       $   85,761      65,176     65,312      73,994     98,387      83,411
Selling, general and administrative expenses       $   44,359      41,907     46,390 (4)  38,914     41,207      30,136
- ---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                            $   41,402      23,269     18,922      35,080     57,180      53,275
Percent of net sales                                      5.9         3.8        3.3         6.0        8.8        10.6
Other income (expense)-net                         $    1,279       3,224      2,255         673     (2,106)        703
Interest expense-net of capitalized interest       $   10,178      11,962     10,495      14,306      9,880       6,837
- ---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,
 extraordinary items, and cumulative
 effect of accounting change                       $   32,503      14,531     10,682      21,447     45,194      47,141
Income taxes (credit)                              $   13,651       6,103      4,487       9,007     17,174      17,891
Extraordinary items(2)                                      -           -    (25,108)(2)       -          -           -
- ---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $   18,852       8,428    (18,913)     12,440     28,020      29,250
Percent of net sales                                      2.7         1.4       (3.3)        2.1        4.3         5.8
- ---------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Earnings (loss) per primary common
 share before extraordinary items and
 cumulative effect of accounting change            $      .96         .18        .28        1.02       2.03        2.11
Net earnings (loss) per primary common shares      $      .96         .18      (1.70)       1.02       2.03        2.11
Cash dividends declared                            $      .56         .56        .52         .48        .40         .30
Book value                                         $    10.91       10.48      11.10       12.99      12.33       10.83
Average shares outstanding (000)                       13,496      13,551     12,696      11,679     12,224      12,380
Market closing price range
 High                                              $       27          20 3\4     31 1\2      23         18 1\2      19
 Low                                               $       16 1\4      14 1\4     15 1\2      10 1\8      9 1\8      12 3\4
- ---------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION - YEAR END
Working capital                                    $  124,645     148,338    154,455      69,142     74,187      76,257
Property, plant and equipment - net                $  262,261     242,346    239,538     220,038    187,712     194,638
Other assets                                       $   42,351      43,111     44,801      45,431     44,683      35,580
Noncurrent deferred income taxes                   $   23,014      18,061     16,675      32,428     31,400      37,132
- ---------------------------------------------------------------------------------------------------------------------------
Long-term debt                                     $  128,400     128,695    128,894     162,792    131,498      94,214
Stockholders' equity                               $  232,249     225,776    237,592     152,488    181,430     167,630
Total capitalization                               $  360,649     354,471    366,486     315,280    312,928     261,844
Long-term debt percent of capitalization                 35.6        36.3       35.2        51.6       42.0        36.0
- ---------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Asset turnover                                            1.3         1.2        1.2         1.3        1.5         1.4
Current ratio                                        1.9 TO 1    2.6 to 1   2.6 to 1    1.7 to 1   1.8 to 1    1.8 to 1
Fixed charge coverage                                    3.08        1.98       1.52        2.12       5.12        7.47
- ---------------------------------------------------------------------------------------------------------------------------
Return on average investment - percent                    6.9         4.3       (3.8)        6.6       11.9        15.0
Return on average common equity - percent                 9.0         1.7      (14.2)        8.0       17.8        21.3
- ---------------------------------------------------------------------------------------------------------------------------
Working capital provided (used) by operations(5)   $   51,243      40,061     44,932      37,971     49,848      56,883
Depreciation and amortization                      $   28,535      29,352     26,777      25,741     22,920      17,442
Capital expenditures                               $   44,557      36,961     52,516      47,945     31,939      13,781
Backlog for shipment in next 12 months             $  182,707     142,771    119,254      91,396    114,534     116,641
- ---------------------------------------------------------------------------------------------------------------------------
Number of stockholders                                  3,454       3,540      3,596       3,894      4,262       4,578
Average number of employees                             2,603       2,622      2,725       2,886      3,001       2,135
Sales/employee                                     $      269         235        210         204        217         235
- ---------------------------------------------------------------------------------------------------------------------------


(1) On August 22, 1989, Quanex Corporation acquired Nichols-Homeshield, Inc. 1989 results include two months of Nichols-Homeshield operations.

(2) 1992-Cumulative effect of accounting change for postretirement welfare benefits; 1988-primarily loss on early extinguishment of debt; 1987-reduction of income taxes arising from carryforward of prior year operating losses; 1985-loss on early extinguishment of debt.

(3)      Includes $16.7 million loss on disposition of Oil Country Tubular
         Division.

(4)      Includes $7.2 million facilities realignment charge.

(5) Working capital provided by operations, is a supplemental financial measurement used in the evaluation of the company's business and should not be construed as an alternative to operating income or cash provided by operating activities since it excludes the effects of changes in working capital.

FINANCIAL SUMMARY 1984-1994
($ THOUSANDS, EXCEPT PER SHARE DATA)

(FOR DEFINITION OF ITEMS, SEE PAGE 33)
FISCAL YEARS ENDED OCTOBER 31,                         1988        1987       1986        1985       1984
- ---------------------------------------------------------------------------------------------------------------
REVENUES AND EARNINGS
Net sales                                             462,916     345,409    324,835     296,974    398,314
Cost of sales                                         383,399     305,725    304,330     263,746    340,765
Gross profit                                           79,517      39,684     20,505      33,228     57,549
Selling, general and administrative expenses           29,495      23,415     26,476      26,452     33,272
- ---------------------------------------------------------------------------------------------------------------
Operating income (loss)                                50,022      16,269     (5,971)      6,776     24,277
Percent of net sales                                     10.8         4.7       (1.8)        2.3        6.1
Other income (expense)-net                              1,596       6,758         83       9,405    (15,076)(3)
Interest expense-net of capitalized interest           15,081      17,019     17,255      10,861      9,922
- ---------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,
 extraordinary items, and cumulative
 effect of accounting change                           36,537       6,008    (23,143)      5,320       (721)
Income taxes (credit)                                  13,600       2,958     (3,200)     (5,801)    (2,700)
Extraordinary items(2)                                 (4,464)(2)   2,158(2)       -      (1,000)(2)      -
- ---------------------------------------------------------------------------------------------------------------
Net income (loss)                                      18,473       5,208    (19,943)     10,121      1,979
Percent of net sales                                      4.0         1.5       (6.1)        3.4        0.5
- ---------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Earnings (loss) per primary common
 share before extraordinary items and
 cumulative effect of accounting change                  1.85         .25      (1.63)        .98        .19
Net earnings (loss) per primary common shares            1.48         .42      (1.63)        .89        .19
Cash dividends declared                                   .08           -          -           -          -
Book value                                               9.13        7.83       7.41        9.03       8.20
Average shares outstanding (000)                       12,270      12,257     12,256      11,369     10,658
Market closing price range
 High                                                      14 1\2       9          8          10 1\4     12 1\2
 Low                                                        4 1\4       3          3 5\8       5 1\8      6 3\8
- ---------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION - YEAR END
Working capital                                        64,820      43,772     24,513      35,201     36,847
Property, plant and equipment - net                   141,640     155,766    169,782     187,299    176,903
Other assets                                            3,688       7,662     13,132      14,276      9,551
Noncurrent deferred income taxes                       14,890       4,623      3,545      10,765     16,257
- ---------------------------------------------------------------------------------------------------------------
Long-term debt                                         38,953      96,847    113,055     113,467    128,050
Stockholders' equity                                  146,654      95,988     90,764     110,707     87,389
Total capitalization                                  185,607     192,835    203,819     224,174    215,439
Long-term debt percent of capitalization                 21.0        50.2       55.5        50.6       59.4
- ---------------------------------------------------------------------------------------------------------------
OTHER DATA
Asset turnover                                            1.6         1.3        1.2         1.0        1.3
Current ratio                                        1.7 to 1    1.7 to 1   1.5 to 1    1.6 to 1   1.7 to 1
Fixed charge coverage                                    2.84        1.42       (.16)        .97        .56
- ---------------------------------------------------------------------------------------------------------------
Return on average investment - percent                   14.8        10.1       (2.4)        7.2        3.3
Return on average common equity - percent                17.5         5.6      (19.8)       10.2        2.3
- ---------------------------------------------------------------------------------------------------------------
Working capital provided (used) by operations(5)       52,784      25,762     (2,918)     21,254     20,931
Depreciation and amortization                          18,355      18,091     20,597      15,625     12,593
Capital expenditures                                    5,348       2,210      5,045      25,302     32,443
Backlog for shipment in next 12 months                110,955     101,679     69,941      54,911     52,382
- ---------------------------------------------------------------------------------------------------------------
Number of stockholders                                  5,318       5,483      5,808       6,515      7,182
Average number of employees                             2,013       1,843      1,925       2,030      2,661
Sales/employee                                            230         187        169         146        150
- ---------------------------------------------------------------------------------------------------------------


(1) On August 22, 1989, Quanex Corporation acquired Nichols-Homeshield, Inc. 1989 results include two months of Nichols-Homeshield operations.

(2) 1992-Cumulative effect of accounting change for postretirement welfare benefits; 1988-primarily loss on early extinguishment of debt; 1987-reduction of income taxes arising from carryforward of prior year operating losses; 1985-loss on early extinguishment of debt.

(3) Includes $16.7 million loss on disposition of oil country tubular division.

(4)      Includes $7.2 million facilities realignment charge.

(5) Working capital provided by operations, is a supplemental financial measurement used in the evaluation of the company's business and should not be construed as an alternative to operating income or cash provided by operating activities since it excludes the effects of changes in working capital.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Quanex Corporation
Houston, Texas

We have audited the accompanying consolidated balance sheets of Quanex Corporation and subsidiaries as of October 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1994. Our audits also included the financial statement schedules listed in the index on page 33. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quanex Corporation and subsidiaries as of October 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.
  As discussed in Notes 1 and 9 of "Notes to Consolidated Financial Statements," The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of November 1, 1991.

/s/  DELOITTE & TOUCHE LLP


Deloitte & Touche LLP
Houston, Texas
November 23, 1994
(December 29, 1994 as to Note 17)

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Quanex Corporation and subsidiaries were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates.
  Quanex's system of internal controls is designed to provide reasonable assurance, at justifiable cost, as to the reliability of financial records and reporting and the protection of assets. The system of controls provides for appropriate division of responsibility and the application of policies and procedures that are consistent with high standards of accounting and administration. Internal controls are monitored through recurring internal audit programs and are updated as our businesses and business conditions change.
  The Audit Committee, composed solely of outside directors, determines that management is fulfilling its financial responsibilities by meeting periodically with management, Deloitte & Touche LLP, and Quanex's internal auditors, to review internal accounting control and financial reporting matters. The internal and independent auditors have free and complete access to the Audit Committee.
  We believe Quanex's system of internal controls, combined with the activities of the internal and independent auditors and the Audit Committee, provides reasonable assurance of the integrity of our financial reporting.

/s/   ROBERT C. SNYDER

Robert C. Snyder
President and
Chief Executive Officer

/s/  WAYNE M. ROSE

Wayne M. Rose
Vice President and
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

The Company classifies its operations into four business segments: hot rolled steel bars, cold finished steel bars, steel tubes and aluminum products. The Company's products are marketed to the industrial machinery and capital equipment industries, the transportation industry, the energy processing industry and the home building and remodeling industries.
  All of the Company's businesses, with the exception of the steel tube business, reflected substantial improvement in fiscal 1994 over fiscal 1993 in both revenues and income. The improvement was due primarily to more favorable market conditions in these business segments relating to a stronger domestic economy, improved margins resulting from favorable pricing trends, greater market penetration for certain of the Company's manufactured products and the cost reduction programs initiated in earlier years and continuing to the present. The improved results also reflect the benefits realized from the Company's capital improvement programs, which have allowed the Company to increase capacity, improve quality and manage manufacturing costs. The Company's steel tube business was adversely affected in fiscal 1994 by downward pricing pressure from imports on certain products, the absence of operating income from the Company's Bellville Tube Division, which was sold in fiscal 1993, and a general weakness in this segment's primary markets, which include power generation and the petrochemical and refining industries.
  Net sales, operating income and income before the cumulative effect of an accounting change all increased on a Company-wide basis for fiscal 1994 compared to fiscal 1993 and 1992. Results for 1993 and 1992 were affected by less favorable economic conditions. Results for fiscal 1993 were also materially affected by the existence of excess supplies of aluminum ingot, which resulted in lower selling prices and lower profit margins in the Company's aluminum products business. Results for fiscal 1992 included a $7.2 million charge to write down certain manufacturing facilities and to reflect cost reduction actions to be taken to improve profitability and growth.
  The impact of recent increases in interest rates and global competition in the Company's markets can also be expected to impact the Company's future business. In this regard, increased interest rates can be expected to impact the demand for products in many of the Company's markets, including the automotive and light truck market and the residential building market. The Company currently expects that business conditions will remain strong in early fiscal 1995, although typically the first fiscal quarter is seasonally the weakest quarter. Continued improved financial results, however, will be dependent upon, among other things, whether the strong economic conditions experienced in fiscal 1994 can be sustained.

  1994 COMPARED TO 1993
Net Sales -- Net sales for fiscal 1994 were $699.3 million, an increase of $83.2 million, or 13%, as compared to fiscal 1993 sales of $616.1 million.
  Net sales from the Company's hot rolled steel bar business increased by $31.1 million, or 15%. The increase was attributable to a 5% increase in tonnage shipped due to improved demand, particularly in the automotive and light truck markets, combined with an increase in average net selling prices of 9%.
  Net sales from the Company's cold finished steel bar business increased by $15.6 million, or 11%. This increase was primarily attributable to improved demand related to better market conditions. The improved demand resulted in a 4% increase in tons shipped. Average net selling prices for the Company's cold finished steel bar products also increased by 7%.
  Net sales from the Company's steel tube business decreased by $15.0 million, or 12%. However, net sales for 1993 included revenues from Bellville Tube Division that was sold in April of 1993. Excluding the net sales of Bellville Tube Division from the 1993 data, net sales increased by $4.6 million, or 5%. The steel tube business was adversely affected during the year by increased foreign competition and lower prices for certain products. The increased pressure from imports on certain products was partially offset by improved demand and prices in automotive related business. Weakness in this segment's primary markets, which include power generation and the petrochemical and refining industries, continued to depress revenues.
  Net sales from the Company's aluminum products business increased by $57.9 million, or 41%. The increase was primarily attributable to a larger customer base which resulted in a higher market share and improved demand related to the economy. Overall average selling prices declined 6% due to product mix changes.
  Operating Income -- Consolidated operating income for fiscal 1994 was $41.4 million, an increase of $18.1 million, or 78%, as compared to fiscal 1993 operating income of $23.3 million. This increase was principally due to higher net sales and lower costs per unit resulting from operating at higher levels of volume and continuing cost reduction programs. Included in 1993 results is $3.2 million of operating income from the Company's Bellville Tube Division and Viking Metallurgical Subsidiary, which were sold during fiscal 1993.

  Operating income from the Company's hot rolled steel bar business was $31.2 million in fiscal 1994 compared to $21.9 million in fiscal 1993, an increase of 43%. This increase was due to higher net sales as well as lower variable production costs per ton.
  Operating income from the cold finished steel bar business was $8.6 million, an increase of $2.1 million, or 33%, as compared to fiscal 1993 operating income of $6.5 million. The improvement resulted from increased volume as well as better margins related to higher selling prices. The cold finished steel bar business segment operated near capacity during 1994.
  Operating income from the steel tube business was $6.5 million, a decrease of $2.9 million, or 31% as compared to fiscal 1993 operating income of $9.4 million. This decrease reflects primarily the absence of operating income from Bellville Tube Division. After excluding the impact of the Bellville Tube Division, operating income for fiscal 1994 was essentially flat as compared to fiscal 1993 notwithstanding increased sales. Operating income in the steel tube business reflected reduced margins due to continued pricing pressures from imports. This trend is continuing.
  Operating income from the aluminum products business was $9.6 million, compared to an operating loss in fiscal 1993 of $437 thousand. The improved results are due to significantly higher sales combined with lower variable conversion costs per pound. The lower costs per pound resulted from both cost reductions as well as from economies related to operating at higher levels of volume. Also contributing to improved operating income in 1994 was the partial elimination of outside service costs as the additional finishing equipment became operational at the Company's Lincolnshire facility. Pricing pressures declined in fiscal 1994 due to a reduction in the excess supply of aluminum ingot, which allowed for improved profit margins.
  Selling, General and Administrative Expenses -- Selling, general and administrative expenses increased $2.5 million, or 6%, in fiscal 1994 as compared to fiscal 1993 primarily due to increased levels of business activity. However, as a percentage of net sales, selling, general and administrative expenses decreased slightly in fiscal 1994 from fiscal 1993.
  Interest Expense and Capitalized Interest -- Interest expense was flat at $13.9 million for both fiscal years 1994 and 1993. Capitalized interest increased by $1.9 million due to continued construction at the Company's MacSteel facilities which will be completed in 1995.
  Net Income -- Net income attributable to common stockholders for fiscal 1994 was $12.9 million as compared to $2.5 million in fiscal 1993, after deducting preferred dividends of $5.9 million from both periods.
  Interest income, included in "Other, net", was $3.0 million in fiscal 1994 as compared to $5.0 million in fiscal 1993. The decrease reflects lower yields on short-term investments and lower average cash balances available for investment as a result of the Company's investment of cash in its businesses.
  Included in net income for fiscal 1994 and 1993 are certain items classified as "Other, net" on the income statement. In fiscal 1994, $1.0 million of income relating to partial reimbursement of a business interruption loss for the fire that occurred at the Company's Lincolnshire facility in August 1993 was received. In addition, included in fiscal 1994 and 1993 are a $1.7 million pre-tax charge and a $1.4 million pre-tax gain, respectively, realized from certain financing contracts.

  1993 COMPARED TO 1992
Net Sales -- Net sales for fiscal 1993 were $616.1 million, an increase of $44.0 million, or 8%, as compared to fiscal 1992 sales of $572.1 million.
  Net sales from the Company's hot rolled steel bar business increased by $22.9 million, or 12%. The increase was attributable to a 13% increase in tonnage shipped due to moderately improved demand for the Company's hot rolled steel bar products, particularly in the automotive and light truck market segments. Although the Company was able to increase prices for certain products to reflect increases in scrap prices, most sales of hot rolled steel bar products were under one year fixed price contracts, which resulted in average net sales transaction prices for the Company's hot rolled steel bar products being essentially unchanged in 1993 as compared to 1992.
  Net sales from the Company's cold finished steel bar business increased by $25.2 million, or 21%. This increase was primarily attributable to improved demand related to strength in the automotive and truck market segment as well as continuation of the change in marketing strategy that was made in fiscal 1992. This change in strategy was to achieve higher plant capacity utilization by aggressively pursuing sales of products in commodity markets while maintaining its share in the value added specialties. The improved demand combined with the change in marketing strategy resulted in a 23% increase in tons shipped. Average net selling prices for the Company's cold finished steel bar products were at approximately the same level in 1993 as compared to 1992. Price increases late in fiscal 1993 were partly offset by raw material cost increases.
  Net sales from the Company's steel tube business increased by $9.2 million, or 8%. This increase resulted from improved demand in the industrial machinery and capital equipment market segment and the transportation market segment, particularly at the Michigan Seamless Tube Division. Net sales for fiscal 1993 and fiscal 1992 from the Bellville Tube Division, which was sold in April, 1993, were $19.6 million and $18.8 million, respectively.

Excluding Bellville Tube Division's sales, the steel tube business experienced a decrease in average unit selling prices of 4%, which was primarily due to downward pricing pressures.
  Net sales from the Company's aluminum products business increased by $5.9 million, or 4%. The increase in sales was attributable in part to increased capacity following the commencement of commercial operations of the Company's new mini-mill in 1992. Although pounds shipped increased by 16%, selling prices decreased approximately 10% due to both product mix and excess world supplies of aluminum ingot. Sales in the aluminum products business during the fourth quarter of fiscal 1993 were also affected by a fire at one of the Company's production facilities.
  Operating Income -- Operating income for fiscal 1993 was $23.3 million, an increase of $4.3 million, or 23%, as compared to fiscal 1992 operating income of $18.9 million. However, included in fiscal 1992 results was the $7.2 million pre-tax facilities realignment charge described below. Excluding the facilities realignment charge, operating income decreased in fiscal 1993 compared to fiscal 1992 by $2.8 million, or 11%.
  Operating income from the Company's hot rolled steel bar business was $21.9 million in fiscal 1993 compared to $21.4 million in fiscal 1992, an increase of 2%. The percentage increase in operating income from this business was less than the percentage increase in sales primarily because of rising scrap prices and the inability of the Company to fully pass on these cost increases to customers due to one year fixed price contracts in effect during the year.
  Operating income from the cold finished steel bar business was $6.5 million, an increase of $2.8 million, or 75%, as compared to fiscal 1992 operating income of $3.7 million. This increase was due to higher net sales combined with lower costs primarily related to productivity improvements and other cost reduction programs.
  Operating income from the steel tube business was $9.4 million in fiscal 1993 compared to fiscal 1992 operating income of $2.0 million. This increase reflected both improved net sales as well as significant improvements in productivity and product yield.
  Operating income from the aluminum products business declined by $8.5 million in fiscal 1993 compared to fiscal 1992, to an operating loss of $437 thousand. Although shipments improved by 16% when compared to 1992, profits declined due to increased costs associated with the start-up of the plants in Davenport, Iowa and Lincolnshire, Illinois together with a reduction in margins. Excess supplies of aluminum ingot also adversely affected fiscal 1993 operating income. Profit margins for aluminum products declined significantly due to lower selling prices relative to the cost of aluminum scrap which is the principal component of cost of goods sold for these products. Partially offsetting these factors was increased operating income at the Company's fabricated products plant in Chatsworth, Illinois resulting from an improved product mix.
  Facilities Realignment -- During the fourth quarter of 1992, the Company completed a strategic evaluation of its businesses as part of its plan for profitable growth. As a result of this evaluation and of management's assessment of then current and forecasted industry conditions, a $7.2 million pre-tax charge was recognized to write down certain manufacturing facilities and to reflect the anticipated costs of various cost saving actions, such as relocation, downsizings, subleases, rationalizations of equipment and similar matters. The facilities realignment was completed during fiscal 1993 and 1994. Of the $7.2 million, $4.7 million related to the aluminum products segment, $600 thousand related to the steel tube segment and the remainder related to various assets classified in "Corporate and Other."
  Selling, General and Administrative Expenses -- Selling, general and administrative expenses increased $2.7 million, or 7%, in 1993 as compared to fiscal 1992 primarily due to increased levels of business activity. However, as a percentage of net sales, selling, general and administrative expenses were essentially unchanged from fiscal 1993 to 1992.
  Interest Expense and Capitalized Interest -- Interest expense was $13.9 million for fiscal 1993 as compared to $14.6 million in fiscal 1992. This decrease reflects the conversion of $28.6 million principal amount of the Company's convertible subordinated debentures into common stock during 1992. Capitalized interest decreased by $2.2 million due to the completion in 1992 of the aluminum mini-mill in Davenport, Iowa.
  Net Income -- Net income attributable to common stockholders for fiscal 1993 was $2.5 million as compared to a net loss attributable to common stockholders of $21.6 million in fiscal 1992, after deducting preferred dividends of $5.9 million and $2.7 million, respectively. The results for fiscal 1992 include a one-time cumulative net of tax charge of $25.1 million for postretirement welfare benefits related to the adoption of SFAS 106.
  Interest income, included in "Other, net", was $5.0 million in fiscal 1993 as compared to $3.3 million in fiscal 1992. The increase reflects higher average cash balances carried by the Company during fiscal 1993 and investments in short-term instruments with maturities longer than three months.

  The following table sets forth selected operating data for the Company's four businesses:

                                                                            Years Ended October 31,
                                                                       ----------------------------------
                                                                       1994(1)      1993(1)      1992(1)

                                                                       ----------------------------------
                                                                                 (In thousands)
Hot Rolled Steel Bars:
  Units shipped (Tons)...............................................     476.1        451.6        400.6
  Net sales..........................................................  $245,219     $214,139     $191,277
  Operating income...................................................    31,209       21,875       21,382
  Depreciation and amortization......................................    12,862       12,724       12,826
  Identifiable assets................................................  $167,583     $157,078     $136,501
Cold Finished Steel Bars:
  Units shipped (Tons)...............................................     182.9        175.9        143.0
  Net sales..........................................................  $160,010     $144,445     $119,206
  Operating income...................................................     8,618        6,464        3,693
  Depreciation and amortization......................................     1,268        1,195          992
  Identifiable assets................................................  $ 51,405     $ 49,400     $ 43,999
Steel Tubes:
  Units shipped (Tons)...............................................      81.4        113.2        103.1
  Net sales..........................................................  $106,136     $121,126     $111,938
  Operating income...................................................     6,492        9,436        1,962
  Depreciation and amortization......................................     1,992        2,811        4,364
  Identifiable assets................................................  $ 38,939     $ 37,821     $ 47,024
Aluminum Products:
  Units shipped (Pounds).............................................   154,503      103,149       88,888
  Net sales..........................................................  $200,932     $142,990     $137,060
  Operating income...................................................     9,606         (437)       8,063
  Depreciation and amortization......................................    12,077       11,700        7,540
  Identifiable assets................................................  $221,332     $193,183     $200,977

- ---------------
(1) Excludes the effect of a $7.2 million general write-down taken in the fourth quarter of 1992 against manufacturing facilities that could not be allocated against specific facilities or between businesses and has therefore been reflected as a charge against "Corporate and Other" operations and the identifiable assets included within "Corporate and Other" operations. In 1993, $2.9 million was charged against the reserve, which included $2.2 million relating to the aluminum products business and $700 thousand relating to the sale of Viking Metallurgical Corporation and Bellville Tube Division. In 1994, $4.3 million was charged against the reserve, which included $2.5 million relating to the aluminum products business, $900 thousand relating to the steel tubes business and $900 thousand relating to write-downs of assets classified in "Corporate and Other" (See Notes 2 and 10 to consolidated financial statements).

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of funds are cash on hand, cash flow from operations, and, if needed, borrowings under a $48 million unsecured revolving credit facility with a group of banks (the "Bank Agreement"). All borrowings under the Bank Agreement bear interest, at the option of the Company, at either floating prime or a reserve adjusted Eurodollar rate. The Bank Agreement contains customary affirmative and negative covenants and requirements to maintain a minimum consolidated tangible net worth, as defined. The Bank Agreement limits the payment of dividends and certain restricted investments. At October 31, 1994, there were no outstanding borrowings under the Bank Agreement and $92,800 of outstanding letters of credit. The Bank Agreement was amended in December 1994 to extend the maturity date to March 31, 1999. As of October 31, 1994, the Company was in compliance with all Bank Agreement covenants.
  At October 31, 1994, the Company had outstanding $125 million in Senior Notes ("Senior Notes "). The Senior Notes are unsecured and bear interest at the rate of 10.77% per annum, payable semi-annually. The Senior Notes will mature on August 23, 2000, and require annual repayments of principal beginning on August 23, 1995. On December 29, 1994, the Company acquired $59.5 million principal amount of the Senior Notes for a purchase price equal to 105% of the principal amount plus accrued interest. Total annual principal payments on the remaining $65.5 million in Senior Notes will not change as a result of the purchase. The purchase will result in a one-time, after-tax extraordinary charge of approximately $2.0 million in the first quarter of 1995. The Senior Notes contain customary affirmative and negative covenants, as well as requirements to maintain a minimum capital base, as defined. As of October 31, 1994, the Company was in compliance with all Senior Notes covenants. In addition, the terms of the Senior Notes limit the payment of dividends and certain restricted investments.
  The Company currently has outstanding 3,450,000 Depositary Convertible Exchangeable Preferred Shares, each representing 1/10th of a share of the Company's 6.88% Cumulative Convertible Exchangeable Preferred Stock

("Preferred Stock"). The Preferred Stock may be exchanged, at the option of the Company, beginning on June 30, 1995, for a new issue of the Company's 6.88% Convertible Subordinated Debentures due June 30, 2007 having a principal amount equal to $250 per share of Preferred Stock exchanged.
  At October 31, 1994, the Company had commitments of $10 million for the purchase or construction of capital assets, primarily at its Nichols-Homeshield and MacSteel divisions. The Company's $52 million (not including approximately $9 million in capitalized interest) Phase II MacSteel Ultra Clean Steel Program, which commenced in June 1992, is expected to be completed in early fiscal 1995. Capital expenditures remaining for this program are approximately $7 million.
  In management's opinion, the Company currently has sufficient funds and adequate financial sources available to meet its anticipated liquidity needs including required payments on the Senior Notes. Management believes that cash flow from operations, cash balances, short-term investments and available borrowings will be sufficient for the foreseeable future to finance anticipated capital expenditures, debt service requirements and dividends.

  Operating Activities
Cash provided by operating activities during fiscal 1994 was $46.0 million. This represents an increase of $16.1 million, or 53.8%, as compared to fiscal 1993. The principal cause of this increase was higher operating income in 1994.

  Investment Activities
Net cash used by investment activities in fiscal 1994 was $41.3 million as compared to $66.1 million in fiscal 1993. Fiscal 1994 included an increase in short-term investments of $6.4 million as compared to $47.7 million in fiscal 1993. In fiscal 1993, the Company invested a portion of its cash and equivalents in investments with maturities longer than three months. In addition, $6.4 million in proceeds from the sale of the Company's Viking Metallurgical Corporation subsidiary was received in fiscal 1994 as compared to $15.5 million in proceeds from the sale of Bellville Tube Division and Viking Metallurgical Corporation received in fiscal 1993. The Company has made substantial capital expenditures over the past three years. For fiscal 1994, 1993, and 1992, capital expenditures (net of retirements) were $42.5 million, $35.9 million and $52.2 million, respectively. These capital expenditures have been primarily directed toward the Company's Nichols-Homeshield and MacSteel divisions, with the goal of increasing the manufacturing capacity and improving quality and operating costs. Capital expenditures for fiscal 1994 included approximately $23 million related to its Phase II MacSteel Ultra Clean Steel Program which is expected to be completed in early 1995. The Company estimates that fiscal 1995 capital expenditures will approximate $30 to $40 million.

  Financing Activities
Cash used by financing activities for fiscal 1994 was $12.9 million, principally consisting of $7.5 million in common dividends and $5.9 million in preferred dividends.

CHANGE IN ACCOUNTING

The Company elected, effective November 1, 1991, for fiscal 1992, to adopt Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" on the immediate recognition basis. Under this accounting method, the Company records the cost of these benefits during an employee's years of service versus on a pay-as-you-go basis upon retirement. The after-tax cumulative effect on prior years as of November 1, 1991, for this change in accounting for retiree medical and life insurance plans reduced fiscal 1992 earnings by $25.1 million ($1.98 per share primary).
  In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("FAS") No. 109, "Accounting for Income Taxes", ("FAS 109") which modifies and replaces FAS No. 96, "Accounting for Income Taxes". The Company adopted FAS 109 effective November 1, 1993. It was not necessary for the Company to record any adjustments for the cumulative effect of adopting FAS 109.

EFFECTS OF INFLATION

Inflation has not had a significant effect on earnings and other financial statement items.

Quanex Corporation
CONSOLIDATED BALANCE SHEETS

                                                                     October 31,    1994         1993

- -------------------------------------------------------------------------------------------------------
                                                                                   (In thousands)
ASSETS
Current assets:
  Cash and equivalents..........................................................  $ 34,041     $ 42,247
  Short-term investments........................................................    54,070       47,655
  Accounts and notes receivable, less allowance for doubtful accounts of
     $3,593,000 in 1994 and $2,025,000 in 1993..................................    83,082       72,266
  Inventories (Note 4)..........................................................    81,800       76,899
  Deferred income taxes (Note 3)................................................     6,114        3,875
  Prepaid expenses..............................................................       289          468
                                                                                  --------     --------
          Total current assets..................................................   259,396      243,410
Property, plant and equipment, net (Note 5).....................................   262,261      242,346
Goodwill, net (Note 1)..........................................................    33,017       33,964
Other assets....................................................................     9,334        9,147
                                                                                  --------     --------
                                                                                  $564,008     $528,867
                                                                                  ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................................................  $ 75,515     $ 62,349
  Accrued expenses (Note 6).....................................................    37,118       32,504
  Current maturities of long-term debt (Note 7).................................    20,958          219
  Income taxes payable (Note 3).................................................     1,160           --
                                                                                  --------     --------
          Total current liabilities.............................................   134,751       95,072
Long-term debt (Note 7).........................................................   107,442      128,476
Deferred pension credits (Note 8)...............................................    15,810       13,923
Deferred postretirement welfare benefits (Note 9)...............................    50,742       47,559
Deferred income taxes (Note 3)..................................................    23,014       18,061
                                                                                  --------     --------
          Total liabilities.....................................................   331,759      303,091
Stockholders' equity (Notes 11, 12, and 13):
  Preferred stock, no par value, 1,000,000 shares authorized; 345,000 issued and
     outstanding................................................................    86,250       86,250
  Common stock, $.50 par value, 25,000,000 shares authorized; 13,377,724 shares
     in 1994 and 13,314,837 shares in 1993 issued and outstanding...............     6,688        6,657
  Additional paid-in capital....................................................    86,323       85,218
  Retained earnings.............................................................    55,081       49,635
  Unearned compensation.........................................................      (370)          --
  Adjustment for minimum pension liability (Note 8).............................    (1,723)      (1,984)
                                                                                  --------     --------
          Total stockholders' equity............................................   232,249      225,776
                                                                                  --------     --------
                                                                                  $564,008     $528,867
                                                                                  ========     ========

See notes to consolidated financial statements.

Quanex Corporation
CONSOLIDATED STATEMENTS OF INCOME

                       Years Ended October 31,                           1994         1993         1992
 ---------------------------------------------------------------------------------------------------------

                                                                    (In thousands, except per share amounts)
Net sales............................................................  $699,314     $616,145     $572,090
Costs and expenses:
  Cost of sales......................................................   613,553      550,969      506,778
  Selling, general and administrative................................    44,359       41,907       39,190
  Facilities realignment charge (Note 2).............................        --           --        7,200
                                                                       --------     --------     --------
Operating income.....................................................    41,402       23,269       18,922
Other income (expense):
  Interest expense...................................................   (13,944)     (13,871)     (14,557)
  Capitalized interest...............................................     3,766        1,909        4,062
  Other, net.........................................................     1,279        3,224        2,255
                                                                       --------     --------     --------
Income before income taxes and cumulative effect of accounting
  change.............................................................    32,503       14,531       10,682
Income tax expense (Note 3)..........................................   (13,651)      (6,103)      (4,487)
                                                                       --------     --------     --------
Income before cumulative effect of accounting change.................    18,852        8,428        6,195
Cumulative effect of accounting change for postretirement welfare
  benefits, net of related income tax benefit of $18,181 in 1992.....        --           --      (25,108)
                                                                       --------     --------     --------
Net income (loss)....................................................    18,852        8,428      (18,913)
Preferred dividends..................................................    (5,934)      (5,934)      (2,654)
                                                                       --------     --------     --------
Net income (loss) attributable to common stockholders................  $ 12,918     $  2,494     $(21,567)
                                                                       ========     ========     ========
Earnings (loss) per common share:
  Income before cumulative effect of accounting change...............  $    .96     $    .18     $   0.28
  Cumulative effect of accounting change.............................        --           --        (1.98)
                                                                       --------     --------     --------
          Net earnings (loss)........................................  $    .96     $    .18     $  (1.70)
                                                                       ========     ========     ========
Weighted average number of shares outstanding........................    13,496       13,551       12,696

See notes to consolidated financial statements.

Quanex Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                Adjustment
                                                                                                   for
                                                                                                 Minimum
                                                                                                 Pension      Total
 Years Ended October 31,     Preferred Stock         Common Stock       Additional              Liability/    Stock-
  1994, 1993, and 1992       ------------------    -------------------    Paid-in    Retained    Unearned     holders'
                            Shares     Amount      Shares      Amount     Capital    Earnings   Compensation   Equity
- ----------------------------------------------------------------------------------------------------------------------

Balance at October 31,
  1991 ..................        --         --   11,735,166    $5,868    $59,885    $ 86,735         --      $152,488
  Net loss ..............        --         --           --        --         --     (18,913)        --       (18,913)
  Issuance of preferred
     stock through public
     offering ...........   345,000    $86,250           --        --     (3,350)         --         --        82,900
  Conversion of
     subordinated
     debentures to
     common stock .......        --         --    1,691,439       846     26,418          --         --        27,264
  Common dividends--
     ($.52 per share) ...        --         --           --        --         --      (6,657)        --        (6,657)
  Preferred dividends ...        --         --           --        --         --      (2,159)        --        (2,159)
  Exercise of stock
     options ............        --         --      211,400       105      4,307      (1,743)        --         2,669
                            -------    -------    ---------    ------    -------    --------    -------      --------
Balance at October 31,
  1992 ..................   345,000     86,250   13,638,005     6,819     87,260      57,263         --       237,592
  Net Income ............        --         --           --        --         --       8,428         --         8,428
  Stock purchases .......        --         --     (340,100)    (170)    (2,252)     (2,574)        --        (4,996)
  Common dividends--
     ($.56 per share) ...        --         --           --        --         --      (7,548)        --        (7,548)
  Preferred dividends ...        --         --           --        --         --      (5,934)        --        (5,934)
  Adjustment for minimum
     pension
     liability ..........        --         --           --        --         --          --    $(1,984)       (1,984)
  Exercise of stock
     options ............        --         --       16,932         8        210          --         --           218
                            -------    -------    ---------    ------    -------    --------    -------      --------
Balance at October 31,
  1993 ..................   345,000     86,250   13,314,837     6,657     85,218      49,635     (1,984)      225,776
  Net Income.............        --         --           --        --         --      18,852         --        18,852
  Common dividends--
     ($.56 per share) ...        --         --           --        --         --      (7,472)        --        (7,472)
  Preferred dividends ...        --         --           --        --         --      (5,934)        --        (5,934)
  Adjustment for minimum
     pension
     liability ..........        --         --           --        --         --          --        261           261
  Unearned
     Compensation .......        --         --           --        --         --          --       (370)         (370)
  Exercise of stock
     options and
     restricted stock
     awards .............        --         --       62,887        31      1,105          --         --         1,136
                            -------    -------    ---------    ------    -------    --------    -------      --------
Balance at October 31,
  1994 ..................   345,000    $86,250   13,377,724    $6,688    $86,323    $ 55,081    $(2,093)     $232,249
                            =======    =======   ==========    ======    =======    ========    =======      ========

See notes to consolidated financial statements.

Quanex Corporation
CONSOLIDATED STATEMENTS OF CASH FLOW

                       Years Ended October 31,                           1994         1993         1992
- ---------------------------------------------------------------------------------------------------------
                                                                                 (In thousands)
OPERATING ACTIVITIES:
  Income before cumulative effect of accounting change...............  $ 18,852     $  8,428     $  6,195
  Adjustments to reconcile income before cumulative effect of accounting change to cash provided by operating activities:
       Depreciation and amortization.................................    28,535       29,352       26,777
       Facilities realignment charge (See Note 1)....................    (4,264)      (2,936)       7,200
       Deferred income taxes.........................................     4,786        4,593        2,428
       Deferred pension costs........................................       151       (1,400)        (328)
       Deferred postretirement welfare benefits......................     3,183        2,024       45,949
       Cumulative effect of accounting change........................        --           --      (43,289)
                                                                       --------     --------     --------
                                                                         51,243       40,061       44,932
  Changes in assets and liabilities net of effects from acquisitions and dispositions:
       Increase in accounts and notes receivable.....................   (17,206)      (3,008)     (11,757)
       Increase in inventory.........................................    (4,901)      (6,763)      (7,708)
       Increase (decrease) in accounts payable.......................    13,166       (3,076)      11,105
       Increase (decrease) in accrued expenses.......................     4,614        2,723       (3,889)
       Other, net....................................................      (900)          (9)      (1,213)
                                                                       --------     --------     --------
          Cash provided by operating activities......................    46,016       29,928       31,470
INVESTMENT ACTIVITIES:
  Capital expenditures, net of retirements...........................   (42,457)     (35,866)     (52,162)
  Increase in short-term investments.................................    (6,415)     (47,655)          --
  Designated cash and equivalents used for plant expansion...........        --           --       17,000
  Proceeds from the sale of Bellville Tube Division and Viking
     Metallurgical Subsidiary........................................     6,390       15,500           --
  Other, net.........................................................     1,195        1,941       (2,006)
                                                                       --------     --------     --------
          Cash used by investment activities.........................   (41,287)     (66,080)     (37,168)
                                                                       --------     --------     --------
          Cash provided (used) by operating and investment
            activities...............................................     4,729      (36,152)      (5,698)
FINANCING ACTIVITIES:
  Net proceeds from preferred stock offering.........................        --           --       82,900
  Repayments of long-term debt.......................................      (295)        (199)      (5,313)
  Common dividends paid..............................................    (7,472)      (7,548)      (6,657)
  Preferred dividends paid...........................................    (5,934)      (5,934)      (2,159)
  Purchases of Quanex common stock...................................        --       (4,996)          --
  Other, net.........................................................       766          218        2,669
                                                                       --------     --------     --------
          Cash provided (used) by financing activities...............   (12,935)     (18,459)      71,440
                                                                       --------     --------     --------
Increase (decrease) in cash and equivalents..........................    (8,206)     (54,611)      65,742
Cash and equivalents at beginning of period..........................    42,247       96,858       31,116
                                                                       --------     --------     --------
Cash and equivalents at end of period................................  $ 34,041     $ 42,247     $ 96,858
                                                                       ========     ========     ========

See notes to consolidated financial statements.

Quanex Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
1. SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Quanex Corporation and its subsidiaries (the "Company"), all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

  SCOPE OF OPERATIONS
The Company operates primarily in four industry segments: the manufacturing of hot rolled steel bars, cold finished steel bars, steel tubes, and aluminum products. The Company's operations are conducted principally in one geographic area, the United States. For the years ended October 31, 1994, 1993 and 1992, no single customer accounted for more than 10% of the Company's revenue. (See Note 10.)

  STATEMENTS OF CASH FLOWS
The Company generally considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Similar investments with original maturities beyond three months are considered short-term investments and are carried at cost, which approximates market value. For fiscal years 1994, 1993 and 1992 cash paid for income taxes was $10,144,000, $4,037,000 and $3,413,000, respectively. These amounts are before refunds of $294,000, $1,412,000 and $2,406,000, respectively. Cash paid for interest for fiscal 1994, 1993 and 1992 was $13,990,000, $13,941,000 and $15,202,000,
respectively. Cash payments related to the facilities realignment charge recorded in fiscal 1992 were $625,000 and $1,712,000, respectively, for fiscal 1994 and 1993 (none in 1992). In fiscal 1992, non-cash investing and financing activities included the conversion of $28,588,000 principal amount of the Company's 9 1/8% Convertible Subordinated Debentures to common stock.

  INVENTORIES
Inventories are valued at the lower of cost or market. Costs related to substantially all manufacturing inventories are determined by the last-in, first-out ("LIFO") method (See Note 4).

  GOODWILL
Goodwill represents the excess of the purchase price over the fair value of acquired companies and is being amortized on a straight line basis over forty years. At October 31, 1994 and 1993, accumulated amortization was $4,854,000 and $3,907,000, respectively.

  PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION
Property, plant and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of certain categories are as follows:

                                                                                            Years
                                                                                          ---------
    Land improvements...................................................................   10 to 25
    Buildings...........................................................................   10 to 40
    Machinery and equipment.............................................................    3 to 18

  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Effective November 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106") on the immediate recognition basis. Under this accounting method, the Company records the cost of these benefits during an employee's years of service versus on a pay-as-you-go basis upon retirement. The after-tax cumulative effect on prior years as of November 1, 1991 for this change in accounting for retiree medical and life insurance plans reduced fiscal 1992 first quarter earnings by $25,108,000 (See Note 9).

  FAIR VALUE OF FINANCIAL INSTRUMENTS
Effective October 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" ("FAS 107")(See Note 14).

- --------------------------------------------------------------------------------

  HEDGING
The Company uses futures and option contracts to hedge a portion of its exposure to price fluctuations of aluminum. Hedging gains and losses are recognized concurrently with the related sales transactions (See Note 16).

  INCOME TAXES
Effective November 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes. Adoption of this statement did not have a material effect on the Company's financial position or results of operations (See Note 3).

  EARNINGS PER SHARE DATA
Primary earnings per share is computed by deducting preferred dividends from net income in order to determine net income attributable to common stockholders. This amount is then divided by the weighted average number of common shares outstanding and common stock equivalents.

  RECLASSIFICATION
Certain amounts for prior periods have been reclassified in the accompanying consolidated financial statements to conform to 1994 presentations.

2. ACQUISITIONS, DISPOSITIONS AND FACILITIES REALIGNMENT

During the second quarter of fiscal 1993, the Company sold the stock of its Viking Metallurgical Corporation subsidiary and the assets of its Bellville Tube Division for $15.5 million in cash and a $6.4 million note. The aggregate consideration approximated the book value. These sales did not have a significant effect on the Company's financial results.
  In the fourth quarter of fiscal 1992, the Company completed a strategic evaluation of its businesses as part of its plan for profitable growth. As a result of this evaluation and of management's assessment of current and forecasted industry conditions, a $7.2 million pre-tax charge was recognized to write down certain manufacturing facilities. During 1994 and 1993, $4.3 million and $2.9 million, respectively, were charged against the reserve (See Note 10).

3. INCOME TAXES

Effective November 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." This statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes. Adoption of this statement did not have a material effect on the Company's financial position or results of operations. Prior year financial statements have not been restated.

  Income tax expense (benefit) consists of the following:

                                                                              Years Ended October 31,
                                                                          -------------------------------
                                                                           1994        1993        1992
                                                                          -------------------------------
                                                                                  (In thousands)
Current:
  Federal..............................................................   $ 9,738     $4,226     $  1,562
  State................................................................     1,359        802          485
                                                                          -------     ------     --------
                                                                           11,097      5,028        2,047
Deferred...............................................................     2,554      1,075        2,440
                                                                          -------     ------     --------
                                                                           13,651      6,103        4,487
Cumulative effect of accounting change for postretirement welfare
  benefits-deferred....................................................        --         --      (18,181)
                                                                          -------     ------     --------
                                                                          $13,651     $6,103     $(13,694)
                                                                          =======     ======     ========

- --------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At October 31, 1994 and 1993, $6,114,000 and $3,875,000, respectively, of deferred tax assets were classified as current assets. Significant components of the Company's net deferred tax liability are as follows:

                                                                                         October 31,
                                                                                     -------------------
                                                                                      1994        1993
                                                                                     -------------------
                                                                                       (In thousands)
Deferred tax liability:
  Property, plant and equipment...................................................   $38,406     $38,690
  Inventory.......................................................................     3,885       1,951
  Other...........................................................................     8,547       4,917
                                                                                     -------     -------
                                                                                      50,838      45,558
                                                                                     -------     -------
Deferred tax assets:
  Postretirement benefit obligation...............................................    19,786      18,546
  Other employee benefit obligations..............................................     8,647       8,149
  Other accrued liabilities.......................................................     5,505       4,677
                                                                                     -------     -------
                                                                                      33,938      31,372
                                                                                     -------     -------
Net deferred tax liability........................................................   $16,900     $14,186
                                                                                     =======     =======

Income tax expense before cumulative effect of accounting change differs from the amount computed by applying the statutory federal income tax rate to earnings before income taxes for the following reasons:

                                                                              Years Ended October 31,
                                                                          -------------------------------
                                                                           1994         1993        1992
                                                                          -------------------------------
                                                                                  (In thousands)
Income tax expense at statutory tax rate...............................   $11,376      $5,039      $3,632
Increase in taxes resulting from:
  State income taxes, net of federal effect............................     1,720         694         193
  Goodwill.............................................................       331         332         322
  Other items, net.....................................................       224          38         340
                                                                          -------      ------      ------
                                                                          $13,651      $6,103      $4,487
                                                                          =======      ======      ======

4. INVENTORIES

Inventories consist of the following:

                                                                                         October 31,
                                                                                     -------------------
                                                                                      1994        1993
                                                                                     -------------------
                                                                                       (In thousands)
Inventories valued at lower of cost (principally LIFO method) or market:
  Raw materials...................................................................   $25,946     $25,474
  Finished goods and work in process..............................................    47,684      42,610
                                                                                     -------     -------
                                                                                      73,630      68,084
  Other...........................................................................     8,170       8,815
                                                                                     -------     -------
          Total...................................................................   $81,800     $76,899
                                                                                     =======     =======

With respect to inventories valued using the LIFO method, replacement cost exceeded the LIFO value by approximately $15,000,000 and $10,000,000 at October 31, 1994 and 1993, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

                                                                                       October 31,
                                                                                  ----------------------
                                                                                    1994          1993
                                                                                  ----------------------
                                                                                      (In thousands)
Land and land improvements ....................................................   $ 17,365      $ 17,208
Leasehold improvements ........................................................         94            99
Buildings .....................................................................     70,795        70,318
Machinery and equipment .......................................................    353,927       335,454
Construction in progress ......................................................     57,617        36,075
                                                                                  --------      --------
                                                                                   499,798       459,154
Less accumulated depreciation and amortization.................................    237,537       216,808
                                                                                  --------      --------
                                                                                  $262,261      $242,346
                                                                                  ========      ========

- --------------------------------------------------------------------------------

Maintenance and repair expense was $21,488,000, $19,572,000, and $19,173,000 in 1994, 1993 and 1992, respectively. The Company had commitments for the purchase or construction of capital assets amounting to approximately $10,000,000 at October 31, 1994.

6. ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                                                       October, 31,
                                                                                    -------------------
                                                                                     1994        1993
                                                                                    -------------------
                                                                                      (In thousands)
Accrued contribution to pension funds.............................................  $ 1,435     $ 1,633
Interest..........................................................................    2,661       2,708
Payroll, payroll taxes and employee benefits......................................   20,392      15,231
State and local taxes.............................................................    3,271       3,098
Other.............................................................................    9,359       9,834
                                                                                    -------     -------
                                                                                    $37,118     $32,504
                                                                                    =======     =======

7. LONG-TERM DEBT AND FINANCING ARRANGEMENTS

  Long-term debt consists of the following:

                                                                                      October, 31,
                                                                                  ---------------------
                                                                                    1994         1993
                                                                                  ---------------------
                                                                                     (In thousands)
Senior notes....................................................................  $125,000     $125,000
Industrial Revenue and Economic Development Bonds, unsecured, payable in annual installments through the year 2005, bearing interest ranging from 7.40% to
  8.375%........................................................................     3,400        3,515
Other...........................................................................        --          180
                                                                                  --------     --------
                                                                                  $128,400     $128,695
Less maturities due within one year included in current liabilities.............    20,958          219
                                                                                  --------     --------
                                                                                  $107,442     $128,476
                                                                                  ========     ========

At October 31, 1994 and 1993, the Company had $125,000,000 outstanding under its unsecured Long-Term Note Agreement ("Senior Notes Agreement"). The debt bears interest at the rate of 10.77% per annum, payable semi-annually. The Senior Notes Agreement will mature on August 23, 2000, and requires annual repayments of principal beginning on August 23, 1995. The Senior Notes Agreement contains customary affirmative and negative covenants, as well as requirements to maintain a minimum capital base as defined. As of October 31, 1994, the Company was in compliance with all Senior Notes Agreement covenants. In addition, the Senior Notes Agreement limits the payment of dividends and certain restricted investments. On December 29, 1994, the Company repurchased $59.5 million principal amount of its Senior Notes (See Note 17).
  The Company has an unsecured $48,000,000 Revolving Credit and Letter of Credit Agreement ("Bank Agreement") with a group of banks. The Bank Agreement consists of a revolving line of credit ("Revolver"), and up to $20,000,000 for standby letters of credit, limited to the undrawn amount available under the Revolver. The Bank Agreement is renewable annually and was amended in December 1994 to extend the maturity to March 31, 1999. All borrowings under the Revolver bear interest, at the option of the Company, at either floating prime or a reserve adjusted Eurodollar rate. The Bank Agreement contains customary affirmative and negative covenants and requirements to maintain a minimum consolidated tangible net worth, as defined. The Bank Agreement limits the payment of dividends and certain restricted investments. At October 31, 1994 and 1993, no amounts were outstanding under the Revolver and $92,800 and $104,000, respectively, were issued under Letters of Credit. As of October 31, 1994, the Company was in compliance with all Bank Agreement covenants.
  Under the Company's most restrictive loan covenants, retained earnings of $45,854,000 at October 31, 1994, were available for dividends.

- --------------------------------------------------------------------------------

  Aggregate maturities of long-term debt at October 31, 1994, are as follows (in thousands):

                                    1995................  $ 20,958
                                    1996................    20,968
                                    1997................    20,978
                                    1998................    20,988
                                    1999................    20,998
                                    Thereafter..........    23,510
                                                          --------
                                                          $128,400
                                                          ========

The above aggregate maturities will decrease in years 1998, 1999 and 2000 by approximately $17.9 million, $20.8 million and $20.8 million, respectively, as a result of the repurchase of $59.5 million of the Senior Notes in December 1994 (See Note 17).
  The Company has entered into financing arrangements in order to manage a portion of its exposure to interest rate fluctuations. These arrangements effectively converted a portion of the Company's debt from fixed-rate to variable rate. In 1994, the Company accrued its maximum potential pretax loss on open agreements of $1.7 million. These agreements expire in 1995. In 1993, the Company recognized a $1.4 million gain on the close out of certain financing contracts.

8. PENSION PLANS AND RETIREMENT BENEFITS

The Company has retirement plans covering substantially all employees. The plans provide for defined benefits. The plans pay benefits to employees at retirement using formulas based upon years of service and compensation rates near retirement. The Company's funding policy is generally to make the minimum annual contributions required by applicable regulations.
  The plans' funded status was as follows:

                                                                  Assets exceed        Accumulated benefit
                                                                   accumulated             obligation
                                                               benefit obligation        exceeds assets
                                                               -------------------     -------------------
                                                                               October 31,
                                                               -------------------------------------------
                                                                1994        1993        1994        1993
                                                               -------------------------------------------
Assets available for benefits ...............................  $22,564     $20,732     $10,363     $10,198
                                                               -------     -------     -------     -------
Projected benefit obligation
  Vested ....................................................  (20,457)    (20,015)    (16,329)    (13,999)
  Nonvested .................................................     (340)       (636)     (3,217)     (3,190)
                                                               -------     -------     -------     -------
     Accumulated benefit obligation .........................  (20,797)    (20,651)    (19,546)    (17,189)
  Effect of future salary increases .........................   (8,725)     (9,257)       (278)       (228)
                                                               -------     -------     -------     -------
Total projected benefit obligation ..........................  (29,522)    (29,908)    (19,824)    (17,417)
                                                               -------     -------     -------     -------
Assets less than projected benefit obligation ...............  $(6,958)    $(9,176)    $(9,461)    $(7,219)
                                                               =======     =======     =======     =======
Consisting of:
  Amounts to be offset against future pension costs:
     Assets in excess of obligation at adoption .............  $ 1,083     $ 1,187     $   321     $   381
     Obligation (increase) decrease due to plan
       amendments ...........................................      405         517      (4,343)     (2,178)
     Actuarial gains and losses .............................     (383)     (2,317)     (3,425)     (3,861)
     Minimum liability adjustment ...........................       --          --       7,168       5,432
  Amounts recognized in consolidated balance sheets:
     Deferred pension credit ................................   (7,497)     (7,466)     (8,313)     (6,457)
     Accrued contribution to pension funds ..................     (566)     (1,097)       (869)       (536)
                                                               -------     -------     -------     -------
                                                               $(6,958)    $(9,176)    $(9,461)    $(7,219)
                                                               =======     =======     =======     =======

In accordance with the provisions of Statement of Financial Accounting Standards No. 87, the Company recorded additional minimum pension liabilities as of October 31, 1994 and 1993, representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. The Company recorded additional pension liabilities of $7,168,000 and $5,432,000; intangible assets of $4,343,000 and $2,179,000; and stockholders' equity reductions, net of income taxes, of $1,723,000 and $1,984,000, as of October 31, 1994 and 1993, respectively.

- --------------------------------------------------------------------------------

  The projected unit credit method was used to determine the actuarial present value of the accumulated benefit obligation and the projected benefit obligation. For 1994, 1993 and 1992 the discount rates were 8%, 7% and 8%, respectively. The expected long term rate of return on assets was 10% for the three year period ending October 31, 1994. The assumed rate of increase in future compensation levels was 5% in 1994, 4% in 1993 and 5% in 1992. The plans invest primarily in marketable equity and debt securities.

  Net pension costs for defined benefit plans were as follows:

                                                                               Years Ended October 31,
                                                                             ----------------------------
                                                                              1994       1993       1992
                                                                             ----------------------------
                                                                                   (In thousands)
Benefits earned during the year............................................  $3,040     $2,631     $2,538
Interest cost on projected benefit obligation..............................   3,388      3,231      2,906
Actual return on plan assets...............................................    (275)    (3,715)    (1,474)
Net amortization and deferral..............................................  (2,727)     1,153       (626)
                                                                             ------     ------     ------
                                                                             $3,426     $3,300     $3,344
                                                                             ======     ======     ======

The Company has various defined contribution plans in effect for certain eligible employees. The Company makes contributions to the plans subject to certain limitations outlined in the plans. Contributions to these plans were approximately $2,478,000, $2,277,000, and $2,219,000 during fiscal 1994, 1993, and 1992, respectively.
  The Company has a Supplemental Benefit Plan covering certain key officers of the Company. Earned vested benefits under the Supplemental Benefit Plan were approximately $2,982,000, $2,543,000, and $5,231,000 at October 31, 1994, 1993
and 1992, respectively. These benefits are funded with life insurance policies on the officers purchased by the Company.

9. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides certain health care and life insurance benefits for eligible retired employees. Employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The Company continues to fund benefit costs on a pay-as-you-go basis; and, for fiscal year 1994, the Company made benefit payments totaling $1,892,000, compared to $2,460,000 and $1,665,000 in fiscal 1993 and 1992, respectively.
  The following table sets forth the funded status of the Company's projected postretirement benefits other than pensions, reconciled with amounts recognized in the Company's consolidated balance sheets at:

                                                                                      October 31,
                                                                                 ----------------------
                                                                                   1994          1993
                                                                                 ----------------------
                                                                                     (In thousands)
Accumulated postretirement benefit obligation:
  Retirees.....................................................................  $(29,995)     $(28,927)
  Fully eligible active plan participants......................................    (5,764)       (7,275)
  Other active plan participants...............................................   (14,209)      (16,750)
                                                                                 --------      --------
                                                                                  (49,968)      (52,952)
Plan assets at fair value......................................................        --            --
                                                                                 --------      --------
Accumulated postretirement benefit obligation in excess of plan assets.........   (49,968)      (52,952)
Unrecognized prior service cost................................................    (3,232)           --
Unrecognized net loss from past experience different from that assumed and from
  changes in assumption........................................................     2,458         5,393
                                                                                 --------      --------
Accrued postretirement benefit cost............................................  $(50,742)     $(47,559)
                                                                                 ========      ========

                                                                              Years Ended October 31,
                                                                           ------------------------------
                                                                            1994        1993        1992
                                                                           ------------------------------
                                                                                   (In thousands)
Net periodic postretirement benefit cost:
  Service cost -- benefits attributed to service during the period.......  $  945      $  824      $  859
  Interest cost on accumulated postretirement benefit obligation.........   3,839       3,634       3,466
  Net amortization and deferral..........................................     291          26          --
                                                                           ------      ------      ------
  Net periodic postretirement benefit cost...............................  $5,075      $4,484      $4,325
                                                                           ======      ======      ======

- --------------------------------------------------------------------------------

The assumed health care cost trend rate was 10.7% in 1994, decreasing uniformly to 6.0% in the year 2002 and remaining level thereafter. The assumed discount rate used to measure the accumulated postretirement benefit obligation was 8% at October 31, 1994, and 7% at October 31, 1993.
  If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of October 31, 1994 would be increased by 7.7%. The effect of this change on the sum of the service cost and interest cost would be an increase of 14.2%.

10. INDUSTRY SEGMENT INFORMATION

  Quanex is principally a specialty metals producer. The Company's operations primarily consist of four segments: Hot rolled steel bars, cold finished steel bars, steel tubes and aluminum products.

                                 Hot           Cold
                                Rolled       Finished                                  Corporate
         Year ended             Steel         Steel         Steel        Aluminum        and
      October 31, 1994           Bars          Bars         Tubes        Products      Other(1)    Consolidated
- ---------------------------------------------------------------------------------------------------------------
                                                               (In thousands)
Units shipped:
  To unaffiliated companies..  452.4 Tons    182.9 Tons    81.4 Tons     154,503 Lbs.
  Intersegment ..............   23.7               --            --            --
                               --------      --------      --------      --------
Total........................  476.1 Tons    182.9 Tons    81.4 Tons     154,503 Lbs.
Net sales:
  To unaffiliated companies..  $232,236      $160,010      $106,136      $200,932            --      $699,314
  Intersegment(2)............    12,983            --            --            --      $(12,983)           --
                               --------      --------      --------      --------      --------      --------
Total........................  $245,219      $160,010      $106,136      $200,932      $(12,983)     $699,314
                               ========      ========      ========      ========      ========      ========
Operating income (loss)......  $ 31,209      $  8,618      $  6,492      $  9,606      $(14,523)     $ 41,402
Depreciation and
  amortization:
  Operating..................  $ 12,862      $  1,268      $  1,992      $ 11,130      $     97      $ 27,349
  Other......................        --            --            --           947           239         1,186
                               --------      --------      --------      --------      --------      --------
Total........................  $ 12,862      $  1,268      $  1,992      $ 12,077      $    336      $ 28,535
Capital expenditures.........  $ 23,931      $    893      $  1,907      $ 17,741      $     85      $ 44,557
Identifiable assets..........  $167,583      $ 51,405      $ 38,939      $221,332      $ 84,749      $564,008

(1) Included in "Corporate and Other" are intersegment eliminations and corporate expenses.
(2) Intersegment sales are conducted on an arm's-length basis.

                                 Hot           Cold
                                Rolled       Finished                                  Corporate
         Year ended             Steel         Steel         Steel        Aluminum        and
      October 31, 1993           Bars          Bars         Tubes        Products      Other(1)    Consolidated
- ---------------------------------------------------------------------------------------------------------------
                                                               (In thousands)
Units shipped:
  To unaffiliate companies...  427.3 Tons    175.9 Tons    113.2 Tons    103,149 Lbs.
  Intersegment ..............   24.3               --            --            --
                               ---------     --------      --------      --------
Total........................  451.6 Tons    175.9 Tons    113.2 Tons    103,149 Lbs.
Net sales:
  To unaffiliated
     companies...............  $201,419      $144,445      $121,126      $142,990      $  6,165      $616,145
  Intersegment(2)............    12,720            --            --            --       (12,720)           --
                               --------      --------      --------      --------      --------      --------
Total........................  $214,139      $144,445      $121,126      $142,990      $ (6,555)     $616,145
                               ========      ========      ========      ========      ========      ========
Operating income (loss)......  $ 21,875      $  6,464      $  9,436      $   (437)     $(14,069)     $ 23,269
Depreciation and
  amortization:
  Operating..................  $ 12,724      $  1,195      $  2,811      $ 10,752      $    296      $ 27,778
  Other......................        --            --            --           948           626         1,574
                               --------      --------      --------      --------      --------      --------
Total........................  $ 12,724      $  1,195      $  2,811      $ 11,700      $    922      $ 29,352
Capital expenditures.........  $ 26,734      $  1,457      $  1,388      $  7,078      $    304      $ 36,961
Identifiable assets..........  $157,078      $ 49,400      $ 37,821      $193,183      $ 91,385      $528,867

(1) Included in "Corporate and Other" are intersegment eliminations, Viking Metallurgical Corporation and corporate expenses.
(2) Intersegment sales are conducted on an arm's-length basis.

- --------------------------------------------------------------------------------

                                 Hot           Cold
                                Rolled       Finished                                  Corporate
         Year ended             Steel         Steel         Steel        Aluminum        and
      October 31, 1992           Bars          Bars         Tubes        Products      Other(1)   Consolidated
- --------------------------------------------------------------------------------------------------------------
                                                               (In thousands)
Units shipped:
  To unaffiliated companies..  368.1 Tons    143.0 Tons    103.1 Tons    88,888 Lbs.
  Intersegment...............   32.5               --            --            --
                               --------      --------      --------      --------
Total........................  400.6 Tons    143.0 Tons    103.1 Tons    88,888 Lbs.
Net sales:
  To unaffiliated companies..  $175,246      $119,206      $111,888      $137,060      $ 28,690      $572,090
  Intersegment(2)............    16,031            --            50            --       (16,081)           --
                               --------      --------      --------      --------      --------      --------
Total........................  $191,277      $119,206      $111,938      $137,060      $ 12,609      $572,090
                               ========      ========      ========      ========      ========      ========
Operating income (loss)......  $ 21,382      $  3,693      $  1,962      $  8,063      $(16,178)     $ 18,922
Depreciation and
  amortization:
  Operating..................  $ 12,826      $    992      $  4,364      $  6,592      $  7,901(3)   $ 32,675
  Other......................        --            --            --           948           354         1,302
                               --------      --------      --------      --------      --------      --------
Total........................  $ 12,826      $    992      $  4,364      $  7,540      $  8,255      $ 33,977
Capital expenditures.........  $  8,796      $  2,532      $  1,856      $ 38,797      $    535      $ 52,516
Identifiable assets..........  $136,501      $ 43,999      $ 47,024      $200,977      $106,248(3)   $534,749

(1) Included in "Corporate and Other" are intersegment eliminations, Viking Metallurgical Corporation and corporate expenses.
(2) Intersegment sales are conducted on an arm's-length basis.
(3) Includes a general facilities realignment charge of $7.2 million. This charge was recorded in "Other" because no specific allocation of the charge could be made between various facilities and segments. In 1993, $2.9 million was charged against the reserve, which included $2.2 million relating to the Aluminum Products segment and $700 thousand relating to the sale of Viking Metallurgical Corporation and Bellville Tube Division. In 1994, $4.3 million was charged against the reserve, which included $2.5 million relating to the Aluminum Products segment, $900 thousand relating to the Steel Tubes segment and $900 thousand relating to write-downs of assets classified in "Corporate and Other".

11. PREFERRED STOCK PURCHASE RIGHTS

The Company declared a dividend in 1986 of one Preferred Stock Purchase Right (a "Right") on each outstanding share of its common stock. This action was intended to assure that all shareholders would receive fair treatment in the event of a proposed takeover of the Company. On April 26, 1989, the Company amended the Rights to provide for additional protection to shareholders and to provide the Board of Directors of the Company with needed flexibility in responding to abusive takeover tactics. Each Right, when exercisable, entitles the holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $60. Each 1/100th of a share of Series A Junior Participating Preferred Stock will be entitled to a dividend equal to the greater of $.01 and the dividend declared on each share of common stock, and will be entitled to 1/100th of a vote, voting together with the shares of common stock. The Rights will be exercisable only if, without the Company's prior consent, a person or group of persons acquires or announces the intention to acquire 20% or more of the Company's common stock. If the Company is acquired through a merger or other business combination transaction, each Right will entitle the holder to purchase $120 worth of the surviving company's common stock for $60. Additionally, if someone acquires 20% or more of the Company's common stock, each Right not owned by the 20% or greater shareholder would permit the holder to purchase $120 worth of the Company's common stock for $60. The Rights are redeemable, at the option of the Company, at $.02 per Right at any time until ten days after someone acquires 20% or more of the common stock. The Rights expire in 1999.
  As a result of the Rights distribution, 150,000 of the 1,000,000 shares of authorized Preferred Stock were reserved for issuance as Series A Junior Participating Preferred Stock.

12. PREFERRED STOCK -- DEPOSITARY CONVERTIBLE EXCHANGEABLE PREFERRED SHARES

During May 1992, the Company issued 3,450,000 Depositary Convertible Exchangeable Preferred Shares ("Depositary Shares"), each representing 1/10th of a share of the Company's 6.88% Cumulative Convertible Exchangeable Preferred Stock ("Preferred Stock"). The net proceeds from the issuance was $82.9 million. The dividend per annum and liquidation preference for each share of Preferred Stock are $17.20 and $250, respectively, and for each Depositary Share are $1.72 and $25, respectively. Dividends on the Preferred Stock and Depositary Shares are cumulative and payable quarterly, commencing September 30, 1992. The Company is prohibited from paying any dividends on Common Stock (other than in Common Stock or junior stock) unless all required preferred dividends have been paid.

- --------------------------------------------------------------------------------

  The Preferred Stock is convertible at the option of the holder into shares of the Company's Common Stock at a conversion price of $31.50 per share, subject to adjustment in certain events. As a result, 2,738,095 shares of Common Stock are reserved for conversion.
  The Preferred Stock is exchangeable at the option of the Company, in whole but not in part, on any dividend payment date commencing June 30, 1995 for the Company's 6.88% Convertible Subordinated Debentures due June 30, 2007 ("6.88% Debentures") at the rate of $250 principal amount of 6.88% Debentures for each share of Preferred Stock and $25 principal amount of 6.88% Debentures for each Depositary Share. The 6.88% Debentures, if issued, will bear interest payable semiannually on June 30 and December 31 of each year.
  The Preferred Stock may be redeemed at any time on or after June 30, 1995 at the option of the Company, in whole or in part, at specified redemption prices, together with accrued and unpaid dividends, except that no such redemption may be made prior to June 30, 1996 unless the last reported sale price of the Company's Common Stock is at least 150% of the conversion price then in effect for any 20 trading days within a period of 30 consecutive trading days ending not more than five days prior to the date of the notice of redemption.

13. RESTRICTED STOCK AND STOCK OPTION PLANS

The Company has restricted stock and stock option plans which provide for the granting of common shares or stock options to key employees. Under the Company's restricted stock plan, common stock may be awarded to key employees. The recipient is entitled to all of the rights of a shareholder, except that during the forfeiture period the shares are nontransferable. The award vests during an eight year period based on the price of the Company's stock. Upon issuance of stock under the plan, unearned compensation equal to the market value at the date of grant is charged to stockholders' equity and subsequently amortized to expense over the restricted period. Restricted shares granted were 22,400 in 1994 and none in 1993 or 1992. The amount charged to compensation expense was $92,000 in 1994 and none in 1993 or 1992.
  Options are granted at prices determined by the Board of Directors which may not be less than the fair market value of the shares at the time the options are granted. Unless otherwise provided by the Board at the time of grant, options become exercisable in 33 1/3% increments maturing cumulatively on each of the first through third anniversaries of the date of grant and must be exercised no later than ten years from the date of grant. No options may be granted under the plans after December 1, 2002. There were 435,151, 652,951, and 69,513 shares available for granting of options at October 31, 1994, 1993 and 1992, respectively. Stock option transactions for the three years ended October 31, 1994, were as follows:

                                                                                       Shares         Average
                                                                      Shares           Under           Price
                                                                    Exercisable        Option        Per Share
                                                                    ------------------------------------------

Balance at October 31, 1991.......................................    352,870          623,529          $13
                                                                     ========
  Granted.........................................................                     185,400           18
  Exercised.......................................................                    (264,925)          11
  Cancelled.......................................................                     (62,133)          16
                                                                                      --------
Balance at October 31, 1992.......................................    190,885          481,871           16
                                                                     ========
  Granted.........................................................                     198,700           20
  Exercised.......................................................                     (13,932)          10
  Cancelled.......................................................                     (32,838)          17
                                                                                      --------
Balance at October 31, 1993.......................................    287,412          633,801           17
                                                                     ========
  Granted.........................................................                     198,800           26
  Exercised.......................................................                     (34,400)          15
  Cancelled.......................................................                      (3,400)          19
                                                                                      --------
Balance at October 31, 1994.......................................    405,299          794,801          $19
                                                                     ========         ========

The Company also has a stock option plan which provides for the granting of stock options to non-employee Directors to purchase up to an aggregate amount of 100,000 shares of common stock. The plan provides that each non-employee Director and each future non-employee Director as of the first anniversary of the date of his election as a Director of the Company will be granted an option to purchase 10,000 shares of common stock at a price per share of common stock equal to the fair market value of the common stock as of the date of the grant.
  Options become exercisable in 33 1/3% increments maturing cumulatively on each of the first through third anniversaries of the date of the grant and must be exercised no later than 10 years from the date of grant. No options may be granted under the plan after June 22, 1997. There were 40,000, 40,000 and 50,000 shares available

- --------------------------------------------------------------------------------

for granting of options at October 31, 1994, 1993 and 1992, respectively. Stock option transactions for the three years ended October 31, 1994, were as follows:

                                                                                       Shares         Average
                                                                       Shares           Under          Price
                                                                     Exercisable       Option        Per Share
                                                                     -----------------------------------------

Balance at October 31, 1991........................................     20,000          20,000          $10
                                                                      ========
  Granted..........................................................                         --           --
  Exercised........................................................                    (10,000)           6
  Cancelled........................................................                         --           --
                                                                                       -------
Balance at October 31, 1992........................................     10,000          10,000           14
                                                                      ========
  Granted..........................................................                     10,000           21
  Exercised........................................................                         --           --
  Cancelled........................................................                         --           --
                                                                                       -------
Balance at October 31, 1993........................................     10,000          20,000           17
                                                                      ========
  Granted..........................................................                         --           --
  Exercised........................................................                         --           --
  Cancelled........................................................                         --           --
                                                                                       -------
Balance at October 31, 1994........................................     13,333          20,000          $17
                                                                      ========         =======

In addition, the Company has a stock option plan which provides for the granting of stock options to non-employee Directors to purchase up to an aggregate of 210,000 shares of common stock. The plan provides that each non-employee Director as of December 6, 1989, was granted an option to purchase 3,000 shares of common stock at a price per share of common stock equal to the fair market value of the common stock as of the date of grant. Also, each non-employee Director who is a director of the Company on any subsequent October 31, while the plan is in effect and shares are available for the granting of options hereunder, shall be granted on such October 31, an option to purchase 3,000 shares of common stock at a price equal to the fair market value of the common stock as of such October 31. Options become exercisable at any time commencing six months after the grant and must be exercised no later than 10 years from the date of grant. No option may be granted under the plan after December 5, 1999. There were 93,000, 114,000, and 135,000 shares available for granting of options at October 31, 1994, 1993 and 1992, respectively. Stock option transactions for the three years ended October 31, 1994, were as follows:

                                                                                        Shares        Average
                                                                        Shares          Under          Price
                                                                      Exercisable       Option       Per Share
                                                                      ----------------------------------------
Balance at October 31, 1991.........................................     27,000         45,000          $17
                                                                       ========
  Granted...........................................................                    21,000           19
  Exercised.........................................................                    (9,000)          16
  Cancelled.........................................................                        --           --
                                                                                        ------
Balance at October 31, 1992.........................................     36,000         57,000           18
                                                                       ========
  Granted...........................................................                    21,000           20
  Exercised.........................................................                    (3,000)          11
  Cancelled.........................................................                        --           --
                                                                                        ------
Balance at October 31, 1993.........................................     54,000         75,000           19
                                                                       ========
  Granted...........................................................                    21,000           25
  Exercised.........................................................                    (9,000)          15
  Cancelled.........................................................                        --           --
                                                                                        ------
Balance at October 31, 1994.........................................     66,000         87,000          $20
                                                                       ========         ======

On October 1, 1992, Carl E. Pfeiffer retired as the Chief Executive Officer of the Company. In connection with such retirement, the Company replaced options to purchase 60,000 shares of Common Stock at a weighted average exercise price of $15.85 held by Mr. Pfeiffer, under the Company's employee stock option plans with new options having the same exercise prices and expiration dates. Such options are substantially similar to the options previously held by him with the exception that vesting is not contingent upon his continued employment with the Company and the options expire on various dates between October 25, 1999, and October 13, 2001, instead of one year after retirement. There were 60,000, 50,000 and 30,000 shares exercisable at October 31, 1994, 1993, and 1992, respectively. There were no transactions related to these stock options during the years ended October 31, 1994 and 1993.

- --------------------------------------------------------------------------------

14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

FAS 107 requires disclosure of fair value of certain financial instruments, as well as the methods and assumptions to estimate fair value.
  The financial assets and liabilities included in the Company's balance sheet and their estimated fair values at October 31, 1994 and 1993 are as follows:

                                                                                 October 31,
                                                                ---------------------------------------------
                                                                        1994                   1993
                                                                ---------------------------------------------
                                                                Carrying   Estimated    Carrying   Estimated
                                                                  Value    Fair Value    Value     Fair Value
                                                                ---------------------------------------------
                                                                               (In thousands)
Financial assets:
  Cash and equivalents........................................  $ 34,041    $ 34,041    $ 42,247    $ 42,247
  Short-term investments......................................    54,070      53,688      47,655      48,030
Financial liabilities and equities:
  Long-term debt (including current portion)..................  $128,400    $133,792    $128,695    $133,372
  Preferred stock.............................................    86,250      83,663      86,250      87,113

The fair values of cash and equivalents approximate amounts included in the balance sheet due to the short-term maturity of the instruments. The fair value of short-term investments was arrived at using quoted market prices. The fair value of long-term debt was based on recent transactions or based on rates available to the Company for instruments with similar terms and maturities. The fair value of preferred stock was calculated using the quoted market price.
  At October 31, 1994 and 1993, the Company had open futures and option contracts at fair values of $8.5 million and $14.4 million, respectively, and open financing contracts in a net payable position as of October 31, 1994 of $1.4 million (none in 1993). The fair values of futures and option contacts are based on quoted market prices. The fair values of open financing contracts are the net cash amounts payable in 1995.

15. CONTINGENCIES

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws, which are constantly changing, govern the discharge of materials in the environment and may require the Company to make environmental expenditures on an on-going basis. Environmental expenditures are expensed or capitalized depending on their future economic benefit. The Company has been identified as potentially responsible for cleanup of several contaminated sites under the Federal Superfund law or similar statutes. Although in some circumstances, Superfund might be deemed to impose joint and several liability upon each responsible party at a site, the extent of the Company's allocated financial contribution to the cleanup of these sites is expected to be limited based on the number of companies participating, the volumes of waste involved, and/or the nature of the Company's alleged connection. Although the level of reasonably possible future expenditures, if any, beyond amounts already accrued for environmental purposes, including cleanup obligations, is impossible to determine with any degree of probability, it is management's opinion that, based on current knowledge and the extent of such expenditures to date, the ultimate aggregate cost of environmental remediation will not have a material adverse effect on the Company's financial condition.

16. HEDGING

The Company uses futures and option contracts to hedge a portion of its exposure to price fluctuations of aluminum. The exposure is related to the Company's backlog of aluminum sales orders with committed prices as well as future aluminum sales for which a sales price increase would lag a raw material cost increase. Firm price commitments do not extend beyond December 1995. As of October 31, 1994, the Company had $7.0 million of open contracts, all of which mature before December 1995. The amount of deferred gains related to contracts closed prior to the occurrence of the hedged sales is $1.2 million as of October 31, 1994. Hedging gains and losses are included in "Cost of sales" in the income statement concurrently with the hedged sales. Unrealized gains and losses related to open contracts are not reflected in the financial statements.

17. SUBSEQUENT EVENT

On December 29, 1994, the Company acquired $59.5 million principal amount of its 10.77% Senior Notes, due August 23, 2000, for a purchase price equal to 105% of the principal amount plus accrued interest. The purchase will result in a one-time, after-tax extraordinary charge of approximately $2.0 million in the first quarter of 1995.

Quanex Corporation
SUPPLEMENTARY FINANCIAL DATA

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected quarterly information for the years ended October 31, 1994 and 1993 is as follows:

                                                            First        Second       Third        Fourth
                                                           Quarter      Quarter      Quarter      Quarter
                                                           -----------------------------------------------
                                                               (In thousands except per share amounts)
1994:
Net sales................................................  $149,522     $172,235     $181,088     $196,469
Gross profit.............................................    14,330       20,383       23,534       27,514
Net income...............................................     1,768        3,777        5,777        7,530
Earnings per share.......................................  $    .02     $    .17     $    .32     $    .45
1993:
Net sales................................................  $141,430     $161,370     $153,500     $159,845
Gross profit.............................................    11,635       16,374       16,916       20,251
Net income...............................................       486        1,902        2,678        3,362
Earnings (loss) per share................................  $   (.07)    $    .03     $    .09     $    .13

Quanex Corporation
SCHEDULE V -- PROPERTY, PLANT AND EQUIPMENT

                                                  Balance                                           Balance
                                                    at                   Retirements                 at end
                                                 beginning                   and                       of
Description                                       of year      Additions    sales       Other         year
- ------------------------------------------------------------------------------------------------------------
                                                                        (In thousands)
YEAR ENDED OCTOBER 31, 1994:
  Land..........................................  $  7,717     $     --     $    1     $     --     $  7,716
  Land improvements.............................     9,491          158         --           --        9,649
  Leasehold improvements........................        99           --          5           --           94
  Buildings.....................................    70,318          477         --           --       70,795
  Machinery and equipment.......................   335,454       22,380      3,907           --      353,927
  Construction in progress......................    36,075       21,542         --           --       57,617
                                                  --------     --------     ------     --------     --------
                                                  $459,154     $ 44,557     $3,913     $            $499,798
                                                  ========     ========     ======     ========     ========
YEAR ENDED OCTOBER 31, 1993:
  Land..........................................  $  8,208     $     --     $   --     $   (491)    $  7,717
  Land improvements.............................    11,627           42         33       (2,145)       9,491
  Leasehold improvements........................        99           --         --           --           99
  Buildings.....................................    72,980          974         48       (3,588)      70,318
  Machinery and equipment.......................   348,830       14,803      4,704      (23,475)     335,454
  Construction in progress......................    15,159       21,142         --         (226)      36,075
                                                  --------     --------     ------     --------     --------
                                                  $456,903     $ 36,961     $4,785     $(29,925)(1) $459,154
                                                  ========     ========     ======     ========     ========
YEAR ENDED OCTOBER 31, 1992:
  Land..........................................  $  7,158     $  1,202     $  152     $     --     $  8,208
  Land improvements.............................     9,036        2,591         --           --       11,627
  Leasehold improvements........................        99           --         --           --           99
  Buildings.....................................    58,555       14,458         33           --       72,980
  Machinery and equipment.......................   284,658       65,035        863           --      348,830
  Construction in progress......................    45,929      (30,770)        --           --       15,159
                                                  --------     --------     ------     --------     --------
                                                  $405,435     $ 52,516     $1,048     $     --     $456,903
                                                  ========     ========     ======     ========     ========

(1) Relates to sale of Viking Metallurgical Corporation and Bellville Tube Division (See Note 2).

Quanex Corporation
SCHEDULE VI -- ACCUMULATED DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

                                                          Additions
                                                          charged
                                           Balance          to                                      Balance
                                              at           costs      Retirements                    at end
                                           beginning        and           and                          of
Description                                of year        expenses       sales        Other           year
- ------------------------------------------------------------------------------------------------------------
                                                                    (In thousands)
YEAR ENDED OCTOBER 31, 1994:
  Land improvements......................  $  3,725       $   403       $   --       $     --       $  4,128
  Leasehold improvements.................        71             9            3             --             77
  Buildings..............................    22,556         2,453           --             --         25,009
  Machinery and equipment................   190,456        23,941        1,810         (4,264)       208,323
                                           --------       -------       ------       --------       --------
                                           $216,808       $26,806       $1,813       $ (4,264)(1)   $237,537
                                           ========       =======       ======       ========       ========
YEAR ENDED OCTOBER 31, 1993:
  Land improvements......................  $  4,246       $   463       $   33       $   (951)      $  3,725
  Leasehold improvements.................        60            11           --             --             71
  Buildings..............................    21,950         2,498           47         (1,845)        22,556
  Machinery and equipment................   191,109        23,747        3,610        (20,790)       190,456
                                           --------       -------       ------       --------       --------
                                           $217,365       $26,719       $3,690       $(23,586)(2)   $216,808
                                           ========       =======       ======       ========       ========
YEAR ENDED OCTOBER 31, 1992:
  Land improvements......................  $  3,813       $   433       $   --       $     --       $  4,246
  Leasehold improvements.................        49            11           --             --             60
  Buildings..............................    19,634         2,333           17             --         21,950
  Machinery and equipment................   161,901        22,685          677          7,200        191,109
                                           --------       -------       ------       --------       --------
                                           $185,397       $25,462       $  694       $  7,200(1)    $217,365
                                           ========       =======       ======       ========       ========

(1) Relates to Facilities Realignment (See Note 2).
(2) $(20,650) relates to sale of Viking Metallurgical Corporation and sale of Bellville Tube Division; $(2,936) relates to Facilities Realignment (See
    Note 2).

Quanex Corporation
SCHEDULE VIII -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                                   Balance     Charged
                                                      at          to                              Balance
                                                   beginning     costs                              at
                                                      of          and                             end of
Description                                          year       expenses  Write-offs   Other      year
- ---------------------------------------------------------------------------------------------------------
                                                                         (In thousands)
Allowance for doubtful accounts:
  Year ended October 31, 1994......................  $2,025      $1,805      $(237)     $  --      $3,593
  Year ended October 31, 1993......................  $2,610      $   13      $  (8)     $(590)(1)  $2,025
  Year ended October 31, 1992......................  $2,711      $  750      $(851)     $  --      $2,610

(1) Relates to sale of Viking Metallurgical Corporation and Bellville Tube Division (See Note 2).

QUARTERLY FINANCIAL RESULTS

                                       1994           1993           1992           1991           1990
- ------------------------------------------------------------------------------------------------------------
NET SALES (millions)
January .........................     149.52         141.43         124.88         142.51         145.03
April ...........................     172.23         161.37         148.41         142.64         165.53
July ............................     181.09         153.50         141.90         152.28         169.27
October .........................     196.47         159.85         156.90         151.46         170.49
- ------------------------------------------------------------------------------------------------------------
       Total ....................     699.31         616.15         572.09         588.89         650.32

GROSS PROFIT (millions)
January .........................      14.33          11.64          12.04          16.30          20.11
April ...........................      20.38          16.37          18.38          16.81          24.86
July ............................      23.54          16.92          15.20          20.68          24.61
October .........................      27.51          20.25          19.69          20.20          28.81
- ------------------------------------------------------------------------------------------------------------
       Total ....................      85.76          65.18          65.31          73.99          98.39

NET INCOME (LOSS) (millions)
January .........................       1.77            .49         (24.55)          2.45           3.85
April ...........................       3.78           1.90           3.15           2.10           7.27
July ............................       5.77           2.68           2.23           3.49           7.78
October .........................       7.53           3.36            .26           4.40           9.12
- ------------------------------------------------------------------------------------------------------------
       Total ....................      18.85           8.43         (18.91)         12.44          28.02

NET EARNINGS (LOSS) PER PRIMARY
  COMMON SHARE
January .........................        .02           (.07)         (2.05)           .16            .25
April ...........................        .17            .03            .25            .19            .53
July ............................        .32            .09            .08            .29            .57
October .........................        .45            .13           (.09)           .38            .68
- ------------------------------------------------------------------------------------------------------------
       Total ....................        .96            .18          (1.70)          1.02           2.03

QUARTERLY COMMON STOCK DIVIDENDS
January .........................        .14            .14            .13            .12            .10
April ...........................        .14            .14            .13            .12            .10
July ............................        .14            .14            .13            .12            .10
October .........................        .14            .14            .13            .12            .10
- ------------------------------------------------------------------------------------------------------------
       Total ....................        .56            .56            .52            .48            .40
COMMON STOCK SALES PRICE
(High and Low)
January .........................  21 1/4-16 1/8      21-17 5/8      27-16 1/8  13 3/4-10 1/4  15 1/2-11 1/2
April ...........................  22 3/8-19 1/8  20 7/8-14 1/4  29 7/8-24 3/4  18 5/8-13 1/2  16 5/8-11 7/8
July ............................      23-18 1/8  17 3/4-14      31 3/4-21 1/2  17 3/4-14 1/8  18 5/8-15 1/4
October .........................  27 1/4-20 3/4  20 3/4-16 1/2  24 3/4-15 1/2      23-15 1/4      17- 9 1/8
- ------------------------------------------------------------------------------------------------------------

                                       69