Form 10-K405, Exhibit 13
period 1995-10-31
QUANEX CORP
filed 1996-01-22
CIK 276889

SALES BY MAJOR MARKETS

Markets             Market Description          Quanex Products                                Sales ($ millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                                            1995       1994       1993        1992        1991
------------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL          General Industrial          Mechanical and pressure    $ 177.8    $ 179.9    $ 180.4    $  163.9     $ 146.4
MACHINERY AND       Machinery (including        tubing, pipe, specialty       20.0%      25.7%      29.3%       28.7%       24.8%
CAPITAL EQUIPMENT   mining, agriculture and     forgings, extruded
                    construction)               products, steel bars

                    Capital Equipment           Mechanical tubing,         $  48.1    $  46.8    $  40.0    $   30.3     $  32.3
                    (including material         steel bars                     5.4%       6.7%       6.5%        5.3%        5.5%
                    handling, machine tools
                    and office/household)
                                                TOTAL INDUSTRIAL           $ 225.9    $ 226.7    $ 220.4    $  194.2     $ 178.7
                                                MACHINERY AND CAPITAL         25.4%      32.4%      35.8%       34.0%       30.3%
                                                EQUIPMENT
------------------------------------------------------------------------------------------------------------------------------------

TRANSPORTATION      Aerospace                   Seamless contoured rolled  $    .1    $   - (1)  $   6.2(1) $   24.2     $  26.8
                                                rings, mechanical tubing       -          -          1.0%        4.2%        4.6%

                    Auto/Truck                  Mechanical tubing,         $ 230.8    $ 189.2    $ 153.1    $  114.6     $  93.6
                                                steel bars                    25.9%      27.1%      24.8%       20.0%       15.9%

                    Other Transportation        Mechanical tubing,         $  24.0    $  17.0    $  17.1    $   20.1     $  26.7
                    (including ship/railroad,   steel bars                     2.7%       2.4%       2.8%        3.5%        4.5%
                    recreational vehicles and
                    military transportation)
                                                TOTAL TRANSPORTATION       $ 254.9    $ 206.2    $ 176.4    $  158.9     $ 147.1
                                                                              28.6%      29.5%      28.6%       27.7%       25.0%
------------------------------------------------------------------------------------------------------------------------------------
ENERGY              Exploration/Production      Oil field production       $  12.6    $   9.9    $  13.9    $   23.1     $  42.7
                                                tubing and casing,             1.4%       1.4%       2.3%        4.0%        7.3%
                                                mechanical tubing,
                                                steel bars

                    Processing/Conversion       Pressure tubing,           $  66.2    $  55.2    $  61.9    $   58.5     $  61.8
                    (refining, petrochemical,   process pipe                   7.4%       7.9%      10.0%       10.2%       10.5%
                    power generation)

                                                TOTAL ENERGY               $  78.8    $  65.1    $  75.8    $   81.6     $ 104.5
                                                                               8.8%       9.3%      12.3%       14.2%       17.8%
------------------------------------------------------------------------------------------------------------------------------------
ALUMINUM            Residential and             Aluminum sheet,            $ 331.6    $ 200.9    $ 143.0    $  137.1     $ 133.7
PRODUCTS            Commercial                  fabricated aluminum           37.2%      28.7%      23.2%       24.0%       22.7%
                    Building Materials,         products, aluminum coil
                    Other                       and coated aluminum coil

OTHER                                                                      $   -      $    .4    $    .5    $     .3     $  24.9
                                                                               -           .1%        .1%         .1%        4.2%

                                                TOTAL SALES                $ 891.2    $ 699.3    $ 616.1    $  572.1     $ 588.9
                                                                             100.0%      100.0%     100.0%      100.0%      100.0%
------------------------------------------------------------------------------------------------------------------------------------

(1) Decrease from prior years reflects the disposition of the Viking Metallurgical Corporation subsidiary during the second quarter of 1993.

INDEX TO FINANCIAL SECTION
Years Ended October 31, 1995, 1994, and 1993

FINANCIAL SUMMARY 1985-1995   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     34-35
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS   . . . . . . . . . .     37-41
CONSOLIDATED FINANCIAL STATEMENTS
   Independent auditors' report .   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        36
   Balance sheets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        42
   Statements of income   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        43
   Statements of stockholders' equity   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        44
   Statements of cash flow    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        45
   Notes to consolidated financial statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     46-56
SUPPLEMENTARY FINANCIAL DATA
   Quarterly Results of Operations (unaudited)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        57
   Schedule II - Valuation and qualifying accounts    . . . . . . . . . . . . . . . . . . . . . . . . . . .        57

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

RETURN ON COMMON STOCKHOLDERS' EQUITY: Net income attributable to common stockholders divided by average common stockholders equity.

FINANCIAL SUMMARY 1985-1995

($ thousands, except per share data)

(For definition of items, see page 33)  Fiscal years ended October 31,           1995           1994          1993
---------------------------------------------------------------------------------------------------------------------------
REVENUES AND EARNINGS
Net sales                                                                  $    891,195        699,314        616,145
Cost of sales                                                              $    778,067        613,553        550,969
Gross profit                                                               $    113,128         85,761         65,176
Selling, general and administrative expenses                               $     46,647         44,898         42,243
---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                    $     66,481         40,863         22,933
Percent of net sales                                                                7.5            5.8            3.7
Other income (expense)-net                                                 $        769          1,818          3,560
Interest expense-net of capitalized interest                               $      8,870         10,178         11,962
---------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes, extraordinary items,
   and cumulative effect of accounting change                              $     58,380         32,503         14,531
Income taxes (credit)                                                      $     24,520         13,651          6,103
Extraordinary items and cumulative effect of accounting changes,
   net of taxes(2)                                                               (2,021)(2)         --             --
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $     31,839         18,852          8,428
Percent of net sales                                                                3.6            2.7            1.4
---------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Earnings (loss) per primary common share before extraordinary
   items and cumulative effect of accounting change                        $       2.20           0.96           0.18
Net earnings (loss) per primary common share                               $       2.05           0.96           0.18
Cash dividends declared                                                    $       0.59           0.56           0.56
Book value                                                                 $      12.65          10.91          10.48
Average shares outstanding (000)                                                 13,580         13,496         13,551
Market closing price range
   High                                                                    $         26             27             20 3/4
   Low                                                                     $         18 3/8         16 1/4         14 1/4
---------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION - YEAR END
Working capital                                                            $     77,167        124,645        148,338
Property, plant and equipment - net                                        $    258,564        262,261        242,346
Other assets                                                               $     45,808         42,351         43,111
Noncurrent deferred income taxes                                           $     29,278         23,014         18,061
---------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                             $    132,862        128,400        128,695
Stockholders' equity                                                       $    170,526        232,249        225,776
Total capitalization                                                       $    303,388        360,649        354,471
Long-term debt percent of capitalization                                           43.8           35.6           36.3
---------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Asset turnover                                                                      1.6            1.3            1.2
Current ratio                                                                  1.5 TO 1       1.9 to 1       2.6 to 1
Fixed charge coverage                                                              6.04           3.08           1.98
---------------------------------------------------------------------------------------------------------------------------
Return on average investment - percent                                             11.1            6.9            4.3
Return on average common equity - percent                                          17.6            9.0            1.7
---------------------------------------------------------------------------------------------------------------------------
Working capital provided (used) by operations(4)                           $     72,552         51,243         40,061
Depreciation and amortization                                              $     32,433         28,535         29,352
Capital expenditures                                                       $     26,654         44,557         36,961
Backlog for shipment in next 12 months                                     $    164,035        182,707        142,771
---------------------------------------------------------------------------------------------------------------------------
Number of stockholders                                                            3,659          3,454          3,540
Average number of employees                                                       2,719          2,603          2,622
Sales/employee                                                             $        328            269            235
---------------------------------------------------------------------------------------------------------------------------

(1) On August 22, 1989, Quanex Corporation acquired Nichols-Homeshield, Inc. 1989 results include two months of Nichols-Homeshield operations.
(2) 1995-early extinguishment of debt; 1992-cumulative effect of accounting change for postretirement welfare benefits; 1988-primarily loss on early extinguishment of debt; 1987-reduction of income taxes arising from carryforward of prior year operating losses; 1985-loss on early extinguishment of debt.

    1992               1991           1990          1989(1)            1988            1987              1986            1985
------------------------------------------------------------------------------------------------------------------------------------

   572,090          588,888          650,316         501,991         462,916         345,409            324,835         296,974
   506,778          514,894          551,929         418,580         383,399         305,725            304,330         263,746
    65,312           73,994           98,387          83,411          79,517          39,684             20,505          33,228
    46,534(3)        38,914           41,207          30,136          29,495          23,415             26,476          26,452
------------------------------------------------------------------------------------------------------------------------------------
    18,778           35,080           57,180          53,275          50,022          16,269             (5,971)          6,776
       3.3              6.0              8.8            10.6            10.8             4.7               (1.8)            2.3
     2,399              673           (2,106)            703           1,596           6,758                 83           9,405
    10,495           14,306            9,880           6,837          15,081          17,019             17,255          10,861
------------------------------------------------------------------------------------------------------------------------------------

    10,682           21,447           45,194          47,141          36,537           6,008            (23,143)          5,320
     4,487            9,007           17,174          17,891          13,600           2,958             (3,200)         (5,801)

   (25,108)(2)           --               --              --          (4,464)(2)       2,158(2)              --          (1,000)(2)
------------------------------------------------------------------------------------------------------------------------------------
   (18,913)          12,440           28,020          29,250          18,473           5,208            (19,943)         10,121
      (3.3)             2.1              4.3             5.8             4.0             1.5               (6.1)            3.4
------------------------------------------------------------------------------------------------------------------------------------


      0.28             1.02             2.03            2.11            1.85            0.25              (1.63)           0.98
     (1.70)            1.02             2.03            2.11            1.48            0.42              (1.63)           0.89
      0.52             0.48             0.40            0.30            0.08              --                 --              --
     11.10            12.99            12.33           10.83            9.13            7.83               7.41            9.03
    12,696           11,679           12,224          12,380          12,270          12,257             12,256          11,369

        31 1/2           23               18 1/2          19              14 1/2           9                  8              10 1/4
        15 1/2           10 1/8            9 1/8          12 3/4           4 1/4           3                  3 5/8           5 1/8
------------------------------------------------------------------------------------------------------------------------------------

   154,455           69,142           74,187          76,257          64,820          43,772             24,513          35,201
   239,538          220,038          187,712         194,638         141,640         155,766            169,782         187,299
    44,801           45,431           44,683          35,580           3,688           7,662             13,132          14,276
    16,675           32,428           31,400          37,132          14,890           4,623              3,545          10,765
------------------------------------------------------------------------------------------------------------------------------------
   128,894          162,792          131,498          94,214          38,953          96,847            113,055         113,467
   237,592          152,488          181,430         167,630         146,654          95,988             90,764         110,707
   366,486          315,280          312,928         261,844         185,607         192,835            203,819         224,174
      35.2             51.6             42.0            36.0            21.0            50.2               55.5            50.6
------------------------------------------------------------------------------------------------------------------------------------

       1.2              1.3              1.5             1.4             1.6             1.3                1.2             1.0
  2.6 to 1         1.7 to 1         1.8 to 1        1.8 to 1        1.7 to 1        1.7 to 1           1.5 to 1        1.6 to 1
      1.52             2.12             5.12            7.47            2.84            1.42              (0.16)           0.97
------------------------------------------------------------------------------------------------------------------------------------
      (3.8)             6.6             11.9            15.0            14.8            10.1               (2.4)            7.2
     (14.2)             8.0             17.8            21.3            17.5             5.6              (19.8)           10.2
------------------------------------------------------------------------------------------------------------------------------------
    44,932           37,971           49,848          56,883          52,784          25,762             (2,918)         21,254
    26,777           25,741           22,920          17,442          18,355          18,091             20,597          15,625
    52,516           47,945           31,939          13,781           5,348           2,210              5,045          25,302
   119,254           91,396          114,534         116,641         110,955         101,679             69,941          54,911
------------------------------------------------------------------------------------------------------------------------------------
     3,596            3,894            4,262           4,578           5,318           5,483              5,808           6,515
     2,725            2,886            3,001           2,135           2,013           1,843              1,925           2,030
       210              204              217             235             230             187                169             146
------------------------------------------------------------------------------------------------------------------------------------

(3)    Includes $7.2 million facilities realignment charge.
(4) Working capital provided by operations is a supplemental financial measurement used in the evaluation of the company's business and should not be construed as an alternative to operating income or cash provided by operating activities since it excludes the effects of changes in working capital.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Quanex Corporation
Houston, Texas

We have audited the accompanying consolidated balance sheets of Quanex Corporation and subsidiaries as of October 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1995. Our audits also included the financial statement schedule listed in the index on page 33. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quanex Corporation and subsidiaries as of October 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1995 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Houston, Texas
November 17, 1995
(December 29, 1995 as to Note 16)

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

/s/  ROBERT C. SNYDER                                   /s/  WAYNE M. ROSE
Robert C. Snyder                                        Wayne M. Rose
Chairman and                                            Vice President and
Chief Executive Officer                                 Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company classifies its operations into four business segments: hot rolled steel bars, cold finished steel bars, steel tubes and aluminum products. The Company's products are marketed to the industrial machinery and capital equipment industries, the transportation industry, the energy processing industry and the home building and remodeling industries.
  Fiscal 1995 was a record year for the Company in terms of net sales, operating income, net income before extraordinary items, and earnings per share before extraordinary items. The Company's results for fiscal 1995 reflected a significant increase in revenues and income as compared to fiscal 1994 and 1993. The most significant gains were recognized in the Company's aluminum products and hot rolled steel bar businesses. The aluminum products business' operating income improved from an operating loss of $437 thousand in fiscal 1993 to an operating income of $9.6 million and $22.1 million for fiscal 1994 and 1995, respectively. The hot rolled steel bar business' operating income in fiscal 1993, 1994 and 1995 was $21.9 million, $31.2 million and $41.6 million, respectively. These improvements were principally due to higher volume and favorable business conditions.
  The improved results for fiscal 1995 reflected more favorable market conditions in all segments due primarily to a stronger domestic economy, improved margins for certain products resulting from favorable pricing trends, greater market penetration for certain of the Company's manufactured products and the cost reduction programs initiated in earlier years and continuing to the present. The improved results also reflected the benefits realized from the Company's capital expenditure programs, which increased capacity and have allowed the Company to improve quality and better manage manufacturing costs.
  The improvements in each of the Company's businesses resulted in the Company reporting a record operating income for fiscal 1995 of $66.5 million, as compared to $40.9 million and $22.9 million for fiscal 1994 and 1993, respectively. Income before extraordinary charge for fiscal 1995 was $33.9 million, as compared to $18.9 million and $8.4 million for fiscal 1994 and 1993, respectively. Fiscal 1995 included a $2.0 million ($3.5 million before tax) extraordinary charge for early extinguishment of debt relating to the acquisition by the Company of $59.5 million principal amount of its 10.77% Senior Notes for a purchase price equal to 105% of the principal amount plus accrued interest.
  Domestic and global market factors will impact the Company and any slowdown in the U.S. economy could affect demand and pricing for many of the Company's products. A softening in demand was experienced during the fourth quarter of fiscal 1995. However, the Company operated at near capacity during much of 1995 in both its hot rolled and cold finished steel bars segments. The softening in demand is continuing into the first quarter of fiscal 1996. The first quarter is typically the weakest quarter due to seasonal factors, with the unusually strong demand experienced in the first quarter of fiscal 1995 being an exception. Results for fiscal 1996 are expected to continue to reflect operational improvements, with financial improvements being dependent upon, among other things, whether the strong economic conditions experienced in fiscal 1995 are sustained. The Company expects fiscal 1996 results to be affected by the current sluggish demand and narrow profit margins in the aluminum products segment, and price discounting in the cold finished steel bar segment.

  1995 COMPARED TO 1994

Net Sales -- Net sales for fiscal 1995 were $891.2 million, representing an increase of $191.9 million, or 27%, when compared to fiscal 1994. This increase was due to significantly higher volume in the aluminum products business, additional volume from increased production capacity as compared to last year, improvements in the economy, increases in demand and higher average selling prices.
  Net sales for fiscal 1995 from the Company's hot rolled steel bar business were $282.1 million, representing an increase of $36.9 million, or 15%, when compared to fiscal 1994. This increase was primarily attributable to increased volume and a 9% increase in average selling prices. Volume increases reflected the additional capacity provided from the capital expenditures completed in March 1995. The hot rolled steel bar business also benefited from strength in the durable goods markets.
  Net sales for fiscal 1995 from the Company's cold finished steel bar business were $170.7 million, representing an increase of $10.7 million, or 7%, when compared to fiscal 1994. The increase was primarily attributable to an increase in average selling price of 7%. Even though volume for the last half of the fiscal year was down 9% as compared to the last half of fiscal 1994, the strength experienced during the first half of the year, combined with the increase in average selling prices, resulted in the year-to-year net sales improvement.
  Net sales from the Company's steel tube business for fiscal 1995 were $119.9 million, representing an increase of $13.8 million, or 13%, when compared to fiscal 1994. This increase in sales resulted principally from an increase in volume of 16%. The Company's steel tube business was adversely affected in fiscal 1994, and to a lesser degree in fiscal 1995, by downward pricing pressure from imports on certain products and a general weakness in this segment's primary markets, which include power generation and the petrochemical and refining industries. In June 1994, the Company filed petitions alleging that imports of carbon and alloy seamless pipe up to 4.5 inches in diameter from four countries were being dumped or subsidized. In August 1994, the International Trade Commission (the "ITC") made an affirmative preliminary determination that imports of small-diameter pipe from these countries were causing injury to the U.S. industry and in January 1995, dumping bonds were imposed on imports of these products by these countries. In July 1995, the ITC made a final determination that imports of small diameter seamless carbon and alloy standard, line and pressure pipe from four countries had caused injury to the U.S. industry. This final ruling results in the ongoing enforcement of dumping margins imposed by the U.S. Department of Commerce. The Company believes that the volume improvement in fiscal 1995 over fiscal 1994 was due, in part, to the favorable ruling.
  Net sales from the Company's aluminum products business for fiscal 1995 were $331.6 million, representing an increase of $130.6 million, or 65%, when compared to fiscal 1994. This increase was attributable to an increase in volume of 49% due to improved demand and market share and an increase in average selling price of 11%. First and second quarter results for 1994 were adversely affected by the fire at the Company's Lincolnshire plant. 1995 results were affected by aluminum price increases, which generally increased by more than the Company's average selling price because of a change in product mix.
  Operating Income -- Consolidated operating income for fiscal 1995 was $66.5 million, representing an increase of $25.6 million, or 63%, when compared to fiscal 1994. This increase was principally due to higher net sales.
  Operating income from the Company's hot rolled steel bar business for fiscal 1995 was $41.6 million, representing an increase of $10.3 million, or 33%, when compared to fiscal 1994. This increase was principally due to higher volume, higher net sales and improved margins.
  Operating income from the Company's cold finished steel bar business for fiscal 1995 was $11.5 million, representing an increase of $2.8 million, or 33%, when compared to fiscal 1994. This increase was principally due to higher net sales and improved margins.
  Operating income from the Company's steel tube business for fiscal 1995 was $8.7 million, representing an increase of $2.2 million, or 34%, when compared to fiscal 1994. This increase was principally due to higher volume and net sales.
  Operating income from the Company's aluminum products business for fiscal 1995 was $22.1 million, representing an increase of $12.5 million, or 130%, when compared to fiscal 1994. This increase was principally due to substantially higher volume and net sales. For the first quarter of fiscal 1996, management expects that softer demand and weaker margins will impact the operating results of this business. Additionally, an aluminum products customer has indicated its intention to replace at some future date a current product with a substitute product of their own manufacture. The Company believes this potential loss of business may reduce annual operating earnings by approximately $2 million to $3 million; however, the Company would seek to offset this loss through sales to new customers.
  Selling, General and Administrative Expenses -- Selling, general and administrative expenses increased in fiscal 1995 by $1.7 million, or 4%, as compared to fiscal 1994. However, as a percentage of net sales, selling, general and administrative expenses were 5.2% in fiscal 1995 as compared to 6.4% in fiscal 1994.
  Interest Expense and Capitalized Interest -- Interest expense decreased by $3.2 million as compared to fiscal 1994 primarily as a result of the early extinguishment of a portion of the Company's senior debt late in the first fiscal quarter of 1995. Interest expense is expected to increase in fiscal 1996 following the Company's exchange of its 6.88% Cumulative Convertible Exchangeable Preferred Stock ("Preferred Stock") for $84.9 million principal amount of its 6.88% Convertible Subordinated Debentures due June 30, 2007 ("6.88% Debentures") on June 30, 1995. Although this exchange will reduce net income through interest charges, net income attributable to common shareholders will benefit from the resulting tax savings. Interest expense is expected to decrease in fiscal 1996 as a result of the early extinguishment of the remaining senior debt in December 1995 (See Note 16). Capitalized interest decreased by $1.9 million as compared to fiscal 1994 due to the completion in early 1995 of the construction at the Company's hot rolled steel bar business facilities.
  Other -- Included in "Other, net" for fiscal 1995, was a $1.1 million pretax gain related to a life insurance policy on a deceased former officer. Included in "Other, net" for fiscal 1994 was a $1.7 million pretax charge related to certain financing contracts, partially offset by $1.0 million of income relating to partial reimbursement of a business interruption loss for the fire that occurred at the Company's Lincolnshire facility in August 1993. Also, included in "Other, net" was investment income of $783 thousand for fiscal 1995, as compared to $3.0 million for fiscal 1994. The decrease in investment income was due to a decline in cash and short-term investments as such funds were used to reduce debt, and losses on sales of short-term investments.
  Extraordinary Charge -- Included in fiscal 1995 was an extraordinary charge of $2.0 million ($3.5 million before tax) relating to early extinguishment of debt.
  Net Income -- Net income attributable to common shareholders for fiscal 1995 was $27.9 million, as compared to $12.9 million for fiscal 1994. Preferred dividends reduced net income attributable to common shareholders by

$4.0 million for fiscal 1995, as compared to $5.9 million for fiscal 1994. The improvement in net income attributable to common shareholders was primarily attributable to improved operating income.

  1994 COMPARED TO 1993

Net Sales -- Net sales for fiscal 1994 were $699.3 million, an increase of $83.2 million, or 13%, as compared to fiscal 1993 sales of $616.1 million.
  Net sales for fiscal 1994 from the Company's hot rolled steel bar business increased by $31.1 million, or 15%. The increase was attributable to a 5% increase in tonnage shipped due to improved demand, particularly in the automotive and light truck markets, and an increase in average net selling prices of 9%.
  Net sales for fiscal 1994 from the Company's cold finished steel bar business increased by $15.6 million, or 11%. This increase was primarily attributable to improved demand related to better market conditions. The improved demand resulted in a 4% increase in tons shipped. Average net selling prices increased by 7%.
  Net sales for fiscal 1994 from the Company's steel tube business decreased by $15.0 million, or 12%. However, net sales for 1993 included revenues from the Bellville Tube Division that was sold in April of 1993. Excluding the net sales of Bellville Tube Division from the 1993 data, net sales increased by $4.6 million, or 5%. The steel tube business was adversely affected during the year by increased foreign competition and lower prices for certain products. The increased pressure from imports on certain products was partially offset by improved demand and prices in automotive related business. Weakness in this segment's primary markets, which include power generation and the petrochemical and refining industries, continued to depress revenues.
  Net sales for fiscal 1994 from the Company's aluminum products business increased by $57.9 million, or 41%. The increase was primarily attributable to a larger customer base, which resulted in a higher market share, and improved demand related to the economy. Overall average selling prices declined 6% in fiscal 1994 due to product mix changes.
  Operating Income -- Consolidated operating income for fiscal 1994 was $40.9 million, an increase of $17.9 million, or 78%, as compared to fiscal 1993 operating income of $22.9 million. This increase was principally due to higher net sales and lower costs per unit resulting from operating at higher levels of volume and continuing cost reduction programs. Included in 1993 results was $3.2 million of operating income from the Company's Bellville Tube Division and Viking Metallurgical Subsidiary which were sold during fiscal 1993.
  Operating income from the Company's hot rolled steel bar business was $31.2 million in fiscal 1994 compared to $21.9 million in fiscal 1993, an increase of 43%. This increase was due to higher net sales as well as lower variable production costs per ton.
  Operating income from the cold finished steel bar business was $8.6 million in fiscal 1994, an increase of $2.1 million, or 33%, as compared to fiscal 1993 operating income of $6.5 million. The improvement resulted from increased volume as well as better margins related to higher selling prices. The cold finished steel bar business segment operated near capacity during 1994.
  Operating income from the steel tube business for fiscal 1994 was $6.5 million, a decrease of $2.9 million, or 31% as compared to fiscal 1993 operating income of $9.4 million. This decrease reflects primarily the absence of operating income from Bellville Tube Division. After excluding the impact of the Bellville Tube Division, operating income for fiscal 1994 was essentially flat as compared to fiscal 1993 notwithstanding increased sales. Operating income in the steel tube business reflected reduced margins due to pricing pressures from imports.
  Operating income from the aluminum products business for fiscal 1994 was $9.6 million as compared to an operating loss in fiscal 1993 of $437 thousand. The improved results are due to significantly higher sales combined with lower variable conversion costs per pound. The lower costs per pound resulted from both cost reductions as well as from economies related to operating at higher levels of volume. Also contributing to improved operating income in 1994 was the partial elimination of outside service costs as the additional finishing equipment became operational at the Company's Lincolnshire facility. Pricing pressures declined in fiscal 1994 due to a reduction in the excess supply of aluminum ingot, which allowed for improved profit margins.
  Selling, General and Administrative Expenses -- Selling, general and administrative expenses increased $2.7 million, or 6%, in fiscal 1994 as compared to fiscal 1993. This increase was primarily due to increased levels of business activity. However, as a percentage of net sales, selling, general and administrative expenses decreased slightly in fiscal 1994 from fiscal 1993.
  Interest Expense and Capitalized Interest -- Interest expense was flat at $13.9 million for both fiscal years 1994 and 1993. Capitalized interest increased by $1.9 million due to continued construction at the Company's MacSteel facilities which was completed in 1995.
  Net Income -- Net income attributable to common stockholders for fiscal 1994 was $12.9 million as compared to $2.5 million in fiscal 1993, after deducting preferred dividends of $5.9 million from both periods.
  Interest income, included in "Other, net", was $3.0 million in fiscal 1994 as compared to $5.0 million in fiscal 1993. The decrease reflects lower yields on short-term investments and lower average cash balances available for investment as a result of the Company's investment of cash in its businesses.

  Included in net income for fiscal 1994 and 1993 are certain items classified as "Other, net" on the income statement. In fiscal 1994, $1.0 million of income relating to partial reimbursement of a business interruption loss for the fire that occurred at the Company's Lincolnshire facility in August 1993 was received. In addition, included in fiscal 1994 and 1993 are a $1.7 million pre-tax charge and a $1.4 million pre-tax gain, respectively realized from certain financing contracts.

  The following table sets forth selected operating data for the Company's four businesses:

                                                                            Years Ended October 31,
                                                                       ----------------------------------
                                                                         1995       1994(1)      1993(1)
                                                                       ----------------------------------
                                                                                 (In thousands)
Hot Rolled Steel Bars:
  Units shipped (Tons)...............................................     503.0        476.1        451.6
  Net sales..........................................................  $282,100     $245,219     $214,139
  Operating income...................................................    41,552       31,209       21,875
  Depreciation and amortization......................................    15,284       12,862       12,724
  Identifiable assets................................................  $172,544     $167,583     $157,078

Cold Finished Steel Bars:
  Units shipped (Tons)...............................................     182.9        182.9        175.9
  Net sales..........................................................  $170,675     $160,010     $144,445
  Operating income...................................................    11,461        8,618        6,464
  Depreciation and amortization......................................     1,310        1,268        1,195
  Identifiable assets................................................  $ 54,985     $ 51,405     $ 49,400

Steel Tubes:
  Units shipped (Tons)...............................................      94.2         81.4        113.2
  Net sales..........................................................  $119,915     $106,136     $121,126
  Operating income...................................................     8,724        6,492        9,436
  Depreciation and amortization......................................     1,966        1,992        2,811
  Identifiable assets................................................  $ 43,777     $ 38,939     $ 37,821

Aluminum Products:
  Units shipped (Pounds).............................................   230,473      154,503      103,149
  Net sales..........................................................  $331,565     $200,932     $142,990
  Operating income...................................................    22,080        9,606         (437)
  Depreciation and amortization......................................    13,135       12,077       11,700
  Identifiable assets................................................  $230,586     $221,332     $193,183

---------------
(1) Excludes the effects of charges to a $7.2 million general write-down reserve recorded against manufacturing facilities in 1992 that could not be allocated against specific facilities or between businesses and was therefore reflected as a charge against "Corporate and Other" operations and the identifiable assets included within "Corporate and Other" operations. In 1993, $2.9 million was charged against the reserve, which included $2.2 million relating to the aluminum products business and $700 thousand relating to the sale of Viking Metallurgical Corporation and Bellville Tube Division. In 1994, $4.3 million was charged against the reserve, which included $2.5 million relating to the aluminum products business, $900 thousand relating to the steel tubes business and $900 thousand relating to write-downs of assets classified in "Corporate and Other". (See Note 10 to consolidated financial statements).

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of funds are cash on hand, cash flow from operations, and, if needed, borrowings under a $48 million unsecured revolving credit facility with a group of banks (the "Bank Agreement"). All borrowings under the Bank Agreement bear interest, at the option of the Company, at either floating prime or a reserve adjusted Eurodollar rate. The Bank Agreement contains customary affirmative and negative covenants and requirements to maintain a minimum consolidated tangible net worth, as defined. The Bank Agreement limits the payment of dividends and certain restricted investments. The Bank Agreement was amended in December 1994 to extend the maturity of the facility to March 31, 1999. In December 1995, the Bank Agreement was amended to increase the amount of the credit facility to $75 million. At October 31, 1995, there were $10.0 million of outstanding borrowings and $2.1 million of outstanding letters of credit under the Bank Agreement. In December 1995, the amount outstanding under the Bank Agreement increased to $60 million. The additional borrowings were used to fund the repurchase of the Company's remaining Senior Notes (See Note 16).

  On June 30, 1995, the Company exercised its right under the terms of its Cumulative Convertible Exchangeable Preferred Stock to exchange such stock for an aggregate of $84,920,000 of its 6.88% Convertible Subordinated Debentures due June 30, 2007 ("Debentures"). Interest is payable semi-annually on June 30 and December 31 of each year. The Debentures are subject to mandatory annual sinking fund payments sufficient to redeem 25% of the Debentures issued on each of June 30, 2005 and June 30, 2006, to retire a total of 50% of the Debentures before maturity. The Debentures are subordinate to all senior indebtedness of the Company and are convertible, at the option of the holder, into shares of the Company's common stock at a conversion price of $31.50 per share.
  At October 31, 1995, the Company had outstanding $44.7 million in Senior Notes ("Senior Notes"). The Senior Notes are unsecured and bear interest at the rate of 10.77% per annum, payable semi-annually. The Senior Notes contain customary affirmative and negative covenants, as well as requirements to maintain a minimum capital base, as defined. In addition, the Senior Notes limit the payment of dividends and certain restricted investments. In December 1994, the Company acquired $59.5 million principal amount of the Senior Notes for a purchase price equal to 105% of the principal amount plus accrued interest. The acquisition was funded with the Company's available cash, proceeds from the sale of its short-term investments and $10 million in borrowings under the Bank Agreement. On December 29, 1995, the Company acquired the remaining Senior Notes for a purchase price equal to 107.5% of the principal amount plus accrued interest. The acquisition premium and related expenses will result in a one-time, after-tax extraordinary charge of approximately $2.5 million in the first quarter of 1996. The December 29, 1995 acquisition was funded with current cash balances and additional short-term borrowings.
  At October 31, 1995, the Company had commitments of $10 million for the purchase or construction of capital assets. During the first quarter of fiscal 1995, the Company's Board of Directors approved a $5 million capital project for the purchase and installation of a fully integrated coil-to-bar cold drawing line at LaSalle Steel's Hammond, Indiana operation. The Company's $52 million (not including approximately $9 million in capitalized interest) Phase II MacSteel expansion project and $8 million Nichols-Homeshield annealing expansion were both completed in March 1995. In December 1995, the Company's Board of Directors approved Phase III of the MacSteel expansion project. Phase III is designed to improve melting and casting capabilities and is expected to increase capacity by approximately 70,000 tons. The project also includes significant upgrades to pollution control systems to ensure compliance with new EPA standards under the Clean Air Act. Phase III is expected to cost approximately $60 million and should be completed during fiscal year 1998. The Company plans to fund this capital investment through cash flow from operations and, if necessary, additional borrowings.
  In management's opinion, the Company currently has sufficient funds and adequate financial sources available to meet its anticipated liquidity needs. Management believes that cash flow from operations, cash balances and available borrowings will be sufficient for the foreseeable future to finance anticipated working capital requirements, capital expenditures, debt service requirements and dividends.

  Operating Activities
Cash provided by operating activities during fiscal 1995 was $67.1 million. This represents an increase of $21.1 million, or 46%, as compared to fiscal 1994. The improvement resulted principally from higher operating income in 1995.

  Investment Activities
Net cash provided by investment activities in fiscal 1995 was $25.6 million as compared to net cash used of $41.3 million in fiscal 1994. The increase in cash provided by investment activities was principally due to the liquidation of short-term investments to fund the Company's acquisition of its Senior Notes. In addition, capital expenditures decreased by $17.9 million as compared to fiscal 1994 primarily due to the completion of the Phase II MacSteel expansion project. Fiscal 1994 included $6.4 million of proceeds from the sale of the Company's Viking Metallurgical Corporation subsidiary. The Company estimates that fiscal 1996 capital expenditures will approximate $50 to $60 million.

  Financing Activities
Net cash used by financing activities for fiscal 1995 was $81.5 million, principally consisting of $59.5 million related to the early extinguishment of the Senior Notes, $21.0 million in repayments of long-term debt, $7.9 million in common dividends and $4.5 million in preferred dividends. These uses of cash were partially offset by notes payable borrowings of $10.0 million.

EFFECTS OF INFLATION

Inflation has not had a significant effect on earnings and other financial statement items.

Quanex Corporation
CONSOLIDATED BALANCE SHEETS

                                                                    October 31,     1995         1994
-------------------------------------------------------------------------------------------------------
                                                                                     (In thousands)
ASSETS
Current assets:
  Cash and equivalents..........................................................  $ 45,213     $ 34,041
  Short-term investments........................................................        --       54,070
Accounts and notes receivable, less allowance for doubtful accounts of
  $3,581,000 in 1995 and $3,593,000 in 1994.....................................   104,240       83,082
  Inventories (Note 4)..........................................................    84,676       81,800
  Deferred income taxes (Note 3)................................................     6,848        6,114
  Prepaid expenses..............................................................     1,398          289
                                                                                  --------     --------
          Total current assets..................................................   242,375      259,396
Property, plant and equipment, net (Note 5).....................................   258,564      262,261
Goodwill, net (Note 1)..........................................................    32,064       33,017
Other assets....................................................................    13,744        9,334
                                                                                  --------     --------
                                                                                  $546,747     $564,008
                                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 7)........................................................  $ 10,000     $     --
  Accounts payable..............................................................    91,730       75,515
  Accrued expenses (Note 6).....................................................    42,087       37,118
  Current maturities of long-term debt (Note 7).................................    20,968       20,958
  Income taxes payable (Note 3).................................................       423        1,160
                                                                                  --------     --------
          Total current liabilities.............................................   165,208      134,751
Long-term debt (Note 7).........................................................   111,894      107,442
Deferred pension credits (Note 8)...............................................    16,656       15,810
Deferred postretirement welfare benefits (Note 9)...............................    53,185       50,742
Deferred income taxes (Note 3)..................................................    29,278       23,014
                                                                                  --------     --------
          Total liabilities.....................................................   376,221      331,759
Stockholders' equity (Notes 11, 12, and 13):
  Preferred stock, no par value, 1,000,000 shares authorized; No shares in 1995
     and 345,000 shares in 1994 issued and outstanding..........................        --       86,250
  Common stock, $.50 par value, 25,000,000 shares authorized; 13,485,312 shares
     in 1995 and 13,377,724 shares in 1994 issued and outstanding...............     6,743        6,688
  Additional paid-in capital....................................................    92,406       86,323
  Retained earnings.............................................................    74,426       55,081
  Unearned compensation.........................................................      (317)        (370)
  Adjustment for minimum pension liability (Note 8).............................    (2,732)      (1,723)
                                                                                  --------     --------
          Total stockholders' equity............................................   170,526      232,249
                                                                                  --------     --------
                                                                                  $546,747     $564,008
                                                                                  ========     ========

See notes to consolidated financial statements.

Quanex Corporation
CONSOLIDATED STATEMENTS OF INCOME

                                             Years Ended October 31,     1995         1994         1993
------------------------------------------------------------------------------------------------------------
                                                                    (In thousands, except per share amounts)
Net sales............................................................  $891,195     $699,314     $616,145
Costs and expenses:
  Cost of sales......................................................   778,067      613,553      550,969
  Selling, general and administrative................................    46,647       44,898       42,243
                                                                       --------     --------     --------
Operating income.....................................................    66,481       40,863       22,933
Other income (expense):
  Interest expense...................................................   (10,742)     (13,944)     (13,871)
  Capitalized interest...............................................     1,872        3,766        1,909
  Other, net.........................................................       769        1,818        3,560
                                                                       --------     --------     --------
Income before income taxes and extraordinary charge..................    58,380       32,503       14,531
Income tax expense (Note 3)..........................................   (24,520)     (13,651)      (6,103)
                                                                       --------     --------     --------
Income before extraordinary charge...................................    33,860       18,852        8,428
Extraordinary charge -- early extinguishment of debt (Note 7)........    (2,021)          --           --
                                                                       --------     --------     --------
Net income...........................................................    31,839       18,852        8,428
Preferred dividends..................................................    (3,957)      (5,934)      (5,934)
                                                                       --------     --------     --------
Net income attributable to common stockholders.......................  $ 27,882     $ 12,918     $  2,494
                                                                       ========     ========     ========
Earnings per common share:
  Earnings before extraordinary charge...............................  $   2.20     $    .96     $    .18
  Extraordinary charge...............................................     (0.15)          --           --
                                                                       --------     --------     --------
          Net earnings...............................................  $   2.05     $    .96     $    .18
                                                                       ========     ========     ========
Weighted average number of shares outstanding........................    13,580       13,496       13,551

See notes to consolidated financial statements.

Quanex Corporation
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollar amounts in thousands)

                                                                                                Adjustment
                                                                                                   for
                                                                                                 Minimum
                                                                                                 Pension     Total
Years Ended October 31,     Preferred Stock          Common Stock       Additional              Liability/   Stock-
         1995             -------------------    --------------------    Paid-in    Retained     Unearned   holders'
     1994 and 1993         Shares     Amount       Shares      Amount    Capital    Earnings   Compensation  Equity
-------------------------------------------------------------------------------------------------------------------
Balance at October 31,
  1992.................    345,000    $86,250    13,638,005    $6,819    $87,260    $ 57,263         --    $237,592
  Net Income...........         --         --            --        --         --       8,428         --       8,428
  Stock purchases......         --         --      (340,100)     (170)    (2,252)     (2,574)        --      (4,996)
  Common dividends
     ($.56 per share)..         --         --            --        --         --      (7,548)        --      (7,548)
  Preferred
     dividends.........         --         --            --        --         --      (5,934)        --      (5,934)
  Adjustment for
     minimum pension
     liability.........         --         --            --        --         --          --    $(1,984)     (1,984)
  Exercise of stock
     options...........         --         --        16,932         8        210          --         --         218
                          --------    -------    ----------    ------    -------    --------    -------    --------
Balance at October 31,
  1993.................    345,000     86,250    13,314,837     6,657     85,218      49,635     (1,984)    225,776
  Net Income...........         --         --            --        --         --      18,852         --      18,852
  Common dividends
     ($.56 per share)..         --         --            --        --         --      (7,472)        --      (7,472)
  Preferred
     dividends.........         --         --            --        --         --      (5,934)        --      (5,934)
  Adjustment for
     minimum pension
     liability.........         --         --            --        --         --          --        261         261
  Unearned
     compensation......         --         --            --        --         --          --       (370)       (370)
  Exercise of stock
     options and
     restricted stock
     awards............         --         --        62,887        31      1,105          --         --       1,136
                          --------    -------    ----------    ------    -------    --------    -------    --------
Balance at October 31,
  1994.................    345,000     86,250    13,377,724     6,688     86,323      55,081     (2,093)    232,249
  Net income...........         --         --            --        --         --      31,839         --      31,839
  Common dividends
     ($.59 per share)..         --         --            --        --         --      (7,932)        --      (7,932)
  Preferred
     dividends.........         --         --            --        --         --      (4,451)        --      (4,451)
  Conversion of
     preferred stock to
     subordinated
     debentures........   (339,681)   (84,920)           --        --      3,350          --         --     (81,570)
  Conversion of
     preferred stock to
     common stock......     (5,319)    (1,330)       42,211        21      1,309          --         --          --
  Adjustment for
     minimum pension
     liability.........         --         --            --        --         --          --     (1,009)     (1,009)
  Unearned
     compensation......         --         --            --        --         --          --         53          53
  Other................         --         --        65,377        34      1,424        (111)        --       1,347
                          --------    -------    ----------    ------    -------    --------    -------    --------
Balance at October 31,
  1995.................         --    $    --    13,485,312    $6,743    $92,406    $ 74,426    $(3,049)   $170,526
                          ========    =======    ==========    ======    =======    ========    =======    ========

See notes to consolidated financial statements.

Quanex Corporation
CONSOLIDATED STATEMENTS OF CASH FLOW

                                            Years Ended October 31,      1995         1994         1993
---------------------------------------------------------------------------------------------------------
                                                                                 (In thousands)
OPERATING ACTIVITIES:
  Net Income.........................................................  $ 31,839     $ 18,852     $  8,428
  Adjustments to reconcile net income to cash provided by operating activities:
       Depreciation and amortization.................................    32,433       28,535       29,352
       Facilities realignment charge (See Note 1)....................        --       (4,264)      (2,936)
       Deferred income taxes.........................................     6,910        4,786        4,593
       Deferred pension costs........................................    (1,073)         151       (1,400)
       Deferred postretirement welfare benefits......................     2,443        3,183        2,024
                                                                       --------     --------     --------
                                                                         72,552       51,243       40,061
  Changes in assets and liabilities net of effects from acquisitions and dispositions:
       Increase in accounts and notes receivable.....................   (21,158)     (17,206)      (3,008)
       Increase in inventory.........................................    (2,876)      (4,901)      (6,763)
       Increase (decrease) in accounts payable.......................    16,215       13,166       (3,076)
       Increase in accrued expenses..................................     4,969        4,614        2,723
       Other, net....................................................    (2,580)        (900)          (9)
                                                                       --------     --------     --------
          Cash provided by operating activities......................    67,122       46,016       29,928
INVESTMENT ACTIVITIES:
  Capital expenditures, net of retirements...........................   (26,601)     (42,457)     (35,866)
  Decrease (increase) in short-term investments......................    54,070       (6,415)     (47,655)
  Proceeds from the sale of Bellville Tube Division and Viking
     Metallurgical Subsidiary........................................        --        6,390       15,500
  Other, net.........................................................    (1,878)       1,195        1,941
                                                                       --------     --------     --------
          Cash provided (used) by investment activities..............    25,591      (41,287)     (66,080)
                                                                       --------     --------     --------
          Cash provided (used) by operating and investment
            activities...............................................    92,713        4,729      (36,152)
FINANCING ACTIVITIES:
  Notes payable borrowings...........................................    10,000           --           --
  Purchase of Senior Notes...........................................   (59,500)          --           --
  Repayments of long-term debt.......................................   (20,958)        (295)        (199)
  Common dividends paid..............................................    (7,932)      (7,472)      (7,548)
  Preferred dividends paid...........................................    (4,451)      (5,934)      (5,934)
  Purchases of Quanex common stock...................................        --           --       (4,996)
  Other, net.........................................................     1,300          766          218
                                                                       --------     --------     --------
          Cash used by financing activities..........................   (81,541)     (12,935)     (18,459)
                                                                       --------     --------     --------
Increase (decrease) in cash and equivalents..........................    11,172       (8,206)     (54,611)
Cash and equivalents at beginning of period..........................    34,041       42,247       96,858
                                                                       --------     --------     --------
Cash and equivalents at end of period................................  $ 45,213     $ 34,041     $ 42,247
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

  SCOPE OF OPERATIONS
The Company operates primarily in four industry segments: the manufacturing of hot rolled steel bars, cold finished steel bars, steel tubes, and aluminum products. The Company's operations are conducted in the United States. For the years ended October 31, 1995, 1994 and 1993, no single customer accounted for more than 10% of the Company's revenue (See Note 10).

  STATEMENTS OF CASH FLOWS
The Company generally considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Similar investments with original maturities beyond three months are considered short-term investments. For fiscal years 1995, 1994 and 1993 cash paid for income taxes was $17,572,000, $10,144,000 and $4,037,000, respectively. These amounts are before refunds of $47,000, $294,000 and $1,412,000, respectively. Cash paid for interest for fiscal 1995, 1994 and 1993 was $10,324,000, $13,990,000 and $13,941,000, respectively. Cash payments related to the facilities realignment charge recorded in fiscal 1992 were $625,000 and $1,712,000, respectively, for fiscal 1994 and 1993. Non-cash investing and financing activities in fiscal 1995 included the exchange of $84,920,000 of the Company's Cumulative Convertible Exchangeable Preferred Stock for the Company's 6.88% Convertible Subordinated Debentures due June 30, 2007, and the conversion of $1,330,000 of the Company's Cumulative Convertible Exchangeable Preferred Stock to the Company's common stock.

  INVENTORIES
Inventories are valued at the lower of cost or market. Costs related to substantially all manufacturing inventories are determined by the last-in, first-out ("LIFO") method (See Note 4).

  GOODWILL
Goodwill represents the excess of the purchase price over the fair value of acquired companies and is being amortized on a straight line basis over forty years. At October 31, 1995 and 1994, accumulated amortization was $5,807,000 and $4,854,000, respectively.

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

  HEDGING
The Company uses futures and option contracts to hedge a portion of its exposure to price fluctuations of aluminum. Hedging gains and losses are recognized concurrently with the related sales transactions (See Note 14).

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

--------------------------------------------------------------------------------

  EARNINGS PER SHARE DATA
Primary earnings per share is computed by deducting preferred dividends from net income in order to determine net income attributable to common stockholders. This amount is then divided by the weighted average number of common shares outstanding and common stock equivalents.

  RECLASSIFICATION
Certain amounts for prior periods have been reclassified in the accompanying consolidated financial statements to conform to 1995 presentations.

2. ACQUISITIONS AND DISPOSITIONS

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

  Income tax expense (benefit) consists of the following:

                                                                              Years Ended October 31,
                                                                           ------------------------------
                                                                            1995        1994        1993
                                                                           ------------------------------
                                                                                   (In thousands)
Current:
  Federal...............................................................   $16,302     $ 9,738     $4,226
  State.................................................................     1,940       1,359        802
                                                                           -------     -------     ------
                                                                            18,242      11,097      5,028
Deferred................................................................     6,278       2,554      1,075
                                                                           -------     -------     ------
                                                                            24,520      13,651      6,103
Reduction of taxes from extinguishment of debt..........................    (1,463)         --         --
                                                                           -------     -------     ------
                                                                           $23,057     $13,651     $6,103
                                                                           =======     =======     ======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At October 31, 1995 and 1994, $6,848,000 and $6,114,000, respectively, of deferred tax assets were classified as current assets.

  Significant components of the Company's net deferred tax liability are as follows:

                                                                                         October 31,
                                                                                     -------------------
                                                                                      1995        1994
                                                                                     -------------------
                                                                                       (In thousands)
Deferred tax liability:
  Property, plant and equipment...................................................   $39,604     $38,406
  Inventory.......................................................................     3,887       3,885
  Other...........................................................................    15,446       8,547
                                                                                     -------     -------
                                                                                      58,937      50,838
                                                                                     -------     -------
Deferred tax assets:
  Postretirement benefit obligation...............................................    20,834      19,786
  Other employee benefit obligations..............................................     9,982       8,647
  Other accrued liabilities.......................................................     5,691       5,505
                                                                                     -------     -------
                                                                                      36,507      33,938
                                                                                     -------     -------
Net deferred tax liability........................................................   $22,430     $16,900
                                                                                     =======     =======

--------------------------------------------------------------------------------

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to earnings before income taxes for the following reasons:

                                                                             Years Ended October 31,
                                                                         --------------------------------
                                                                          1995         1994         1993
                                                                         --------------------------------
                                                                                  (In thousands)
Income tax expense at statutory federal tax rate......................   $20,433      $11,376      $5,039
Increase in taxes resulting from:
  State income taxes, net of federal effect...........................     3,190        1,720         694
  Goodwill............................................................       334          331         332
  Other items, net....................................................       563          224          38
                                                                         -------      -------      ------
                                                                         $24,520      $13,651      $6,103
                                                                         =======      =======      ======

4. INVENTORIES

Inventories consist of the following:

                                                                                         October 31,
                                                                                     -------------------
                                                                                      1995        1994
                                                                                     -------------------
                                                                                        (In thousands)
Inventories valued at lower of cost (principally LIFO method) or market:
  Raw materials...................................................................   $27,655     $25,946
  Finished goods and work in process..............................................    48,071      47,684
                                                                                     -------     -------
                                                                                      75,726      73,630
  Other...........................................................................     8,950       8,170
                                                                                     -------     -------
          Total...................................................................   $84,676     $81,800
                                                                                     =======     =======

With respect to inventories valued using the LIFO method, replacement cost exceeded the LIFO value by approximately $24,000,000 and $15,000,000 at October 31, 1995 and 1994, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

                                                                                       October 31,
                                                                                  ----------------------
                                                                                    1995          1994
                                                                                  ----------------------
                                                                                      (In thousands)
Land and land improvements ....................................................   $ 17,462      $ 17,365
Leasehold improvements ........................................................         94            94
Buildings .....................................................................     76,364        70,795
Machinery and equipment .......................................................    424,266       353,927
Construction in progress ......................................................      7,139        57,617
                                                                                  --------      --------
                                                                                   525,325       499,798
Less accumulated depreciation and amortization.................................    266,761       237,537
                                                                                  --------      --------
                                                                                  $258,564      $262,261
                                                                                  ========      ========

Maintenance and repair expense was $26,397,000, $21,488,000, and $19,572,000 in 1995, 1994 and 1993, respectively. The Company had commitments for the purchase or construction of capital assets amounting to approximately $10,000,000 at October 31, 1995.

6. ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                                                        October 31,
                                                                                    -------------------
                                                                                     1995        1994
                                                                                    -------------------
                                                                                      (In thousands)
Accrued contribution to pension funds.............................................  $ 2,703     $ 1,435
Interest..........................................................................    3,080       2,661
Payroll, payroll taxes and employee benefits......................................   23,479      20,392
State and local taxes.............................................................    3,346       3,271
Other.............................................................................    9,479       9,359
                                                                                    -------     -------
                                                                                    $42,087     $37,118
                                                                                    =======     =======

--------------------------------------------------------------------------------

7. LONG-TERM DEBT AND FINANCING ARRANGEMENTS

Long-term debt consists of the following:

                                                                                       October 31,
                                                                                  ---------------------
                                                                                    1995         1994
                                                                                  ---------------------
                                                                                     (In thousands)
Senior notes....................................................................  $ 44,667     $125,000
Convertible subordinated debentures.............................................    84,920           --
Industrial Revenue and Economic Development Bonds, unsecured, payable in annual installments through the year 2005, bearing interest ranging from 7.40% to
  8.375%........................................................................     3,275        3,400
                                                                                  --------     --------
                                                                                  $132,862     $128,400
Less maturities due within one year included in current liabilities.............    20,968       20,958
                                                                                  --------     --------
                                                                                  $111,894     $107,442
                                                                                  ========     ========

At October 31, 1995, and 1994, the Company had $44.7 million and $125.0 million, respectively, in Senior Notes ("Senior Notes"). The Senior Notes bear interest at the rate of 10.77% per annum, payable semi-annually. The Senior Notes require annual repayments of $20.8 million beginning August 23, 1995, with a final payment of $3.0 million on August 23, 1998. In December 1994, the Company acquired $59.5 million principal amount of the Senior Notes for a purchase price equal to 105% of the principal amount plus accrued interest. The Company recorded an extraordinary charge of $2.0 million ($3.5 million before tax) in the first quarter of 1995 related to the call premium and write-off of deferred debt issuance costs for the Senior Notes that were repurchased. On December 29, 1995, the Company repurchased the remaining Senior Notes (See Note 16).
  On June 30, 1995, the Company exercised its right under the terms of its Cumulative Convertible Exchangeable Preferred Stock to exchange such stock for an aggregate of $84,920,000 of its 6.88% Convertible Subordinated Debentures due June 30, 2007 ("Debentures"). Interest is payable semi-annually on June 30 and December 31 of each year. The Debentures are subject to mandatory annual sinking fund payments sufficient to redeem 25% of the Debentures issued on each of June 30, 2005 and June 30, 2006, to retire a total of 50% of the Debentures before maturity. The Debentures are subordinate to all senior indebtedness of the Company and are convertible, at the option of the holder, into shares of the Company's common stock at a conversion price of $31.50 per share.
  As of October 31, 1995, the Company had an unsecured $48 million Revolving Credit and Letter of Credit Agreement ("Bank Agreement") with a group of banks. In December 1995, the Bank Agreement was amended to increase the amount of the credit facility to $75 million. The Bank Agreement consists of a revolving line of credit ("Revolver"), and up to $20 million for standby letters of credit, limited to the undrawn amount available under the Revolver. The Bank Agreement is renewable annually and was amended in December 1994 to extend the maturity to March 31, 1999. All borrowings under the Revolver bear interest, at the option of the Company, at either floating prime or a reserve adjusted Eurodollar rate. The Bank Agreement contains customary affirmative and negative covenants and requirements to maintain a minimum consolidated tangible net worth, as defined. The Bank Agreement limits the payment of dividends and certain restricted investments. At October 31, 1995 and 1994, $10 million and zero, respectively, were outstanding under the Revolver and $2.1 million and $93 thousand, respectively, were issued under Letters of Credit. In December 1995, the amount outstanding under the Revolver increased to $60 million. The additional borrowings were used to fund the repurchase of the Company's remaining Senior Notes (See Note 16). The weighted average interest rate on borrowings under the Revolver was 7.1% during fiscal 1995. As of October 31, 1995, the Company was in compliance with all Bank Agreement covenants. Under the Company's most restrictive loan covenants, retained earnings of $25,483,000 at October 31, 1995, were available for dividends.
  Aggregate maturities of long-term debt at October 31, 1995, are as follows (in thousands):

                                    1996................  $ 20,968
                                    1997................    20,978
                                    1998................     3,156
                                    1999................       165
                                    2000................       180
                                    Thereafter..........    87,415
                                                          --------
                                                          $132,862
                                                          ========

The above aggregate maturities will decrease in 1996, 1997 and 1998 by approximately $20.8 million, $20.8 million and $3.0 million, respectively, as a result of the repurchase of the Senior Notes in December 1995 (See Note 16).

--------------------------------------------------------------------------------

  The Company had entered into financing arrangements in order to manage a portion of its exposure to interest rate fluctuations. These arrangements effectively converted a portion of the Company's debt from fixed-rate to variable rate. In 1994, the Company accrued its maximum potential pretax loss on open agreements of $1.7 million. These agreements expired in 1995. In 1993, the Company recognized a $1.4 million gain on the close out of certain financing contracts.

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

                                                               Assets exceed          Accumulated benefit
                                                                accumulated               obligation
                                                            benefit obligation          exceeds assets
                                                           ---------------------     ---------------------
                                                                             October 31,
                                                           -----------------------------------------------
                                                             1995         1994         1995         1994
                                                           -----------------------------------------------
Assets available for benefits ...........................  $ 26,013     $ 22,564     $ 12,823     $ 10,363
                                                           --------     --------     --------     --------
Projected benefit obligation
  Vested ................................................   (21,630)     (20,457)     (18,939)     (16,329)
  Nonvested .............................................      (371)        (340)      (5,185)      (3,217)
                                                           --------     --------     --------     --------
     Accumulated benefit obligation .....................   (22,001)     (20,797)     (24,124)     (19,546)
  Effect of future salary increases .....................   (11,024)      (8,725)        (299)        (278)
                                                           --------     --------     --------     --------
Total projected benefit obligation ......................   (33,025)     (29,522)     (24,423)     (19,824)
                                                           --------     --------     --------     --------
Assets less than projected benefit obligation ...........  $ (7,012)    $ (6,958)    $(11,600)    $ (9,461)
                                                           ========     ========     ========     ========
Consisting of:
  Amounts to be offset against future pension costs:
     Assets in excess of obligation at adoption .........  $    979     $  1,083     $    233     $    321
     Obligation (increase) decrease due to plan
       amendments .......................................       350          405       (4,621)      (4,343)
     Actuarial gains and losses .........................      (235)        (383)      (5,046)      (3,425)
     Minimum liability adjustment .......................        --           --        9,087        7,168
  Amounts recognized in consolidated balance sheets:
     Deferred pension credit ............................    (7,489)      (7,497)      (9,167)      (8,313)
     Accrued contribution to pension funds ..............      (617)        (566)      (2,086)        (869)
                                                           --------     --------     --------     --------
                                                           $ (7,012)    $ (6,958)    $(11,600)    $ (9,461)
                                                           ========     ========     ========     ========

In accordance with the provisions of Statement of Financial Accounting Standards No. 87, the Company recorded additional minimum pension liabilities as of October 31, 1995 and 1994, representing the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. The Company recorded additional pension liabilities of $9,087,000 and $7,168,000; intangible assets of $4,607,000 and $4,343,000; and stockholders' equity reductions, net of income taxes, of $2,732,000 and $1,723,000, as of October 31, 1995 and 1994, respectively.
  The projected unit credit method was used to determine the actuarial present value of the accumulated benefit obligation and the projected benefit obligation. For 1995, 1994 and 1993 the discount rates were 7.5%, 8% and 7%, respectively. The expected long term rate of return on assets was 10% for the three year period ending October 31, 1995. The assumed rate of increase in future compensation levels was 4.5% in 1995, 5% in 1994 and 4% in 1993. The plans invest primarily in marketable equity and debt securities.

--------------------------------------------------------------------------------

  Net pension costs for defined benefit plans were as follows:

                                                                              Years Ended October 31,
                                                                          -------------------------------
                                                                           1995        1994        1993
                                                                          -------------------------------
                                                                                  (In thousands)
Benefits earned during the year.........................................  $ 3,067     $ 3,040     $ 2,631
Interest cost on projected benefit obligation...........................    4,075       3,388       3,231
Actual return on plan assets............................................   (4,566)       (275)     (3,715)
Net amortization and deferral...........................................    1,490      (2,727)      1,153
                                                                          -------     -------     -------
                                                                          $ 4,066       3,426     $ 3,300
                                                                          =======     =======     =======

The Company has various defined contribution plans in effect for certain eligible employees. The Company makes contributions to the plans subject to certain limitations outlined in the plans. Contributions to these plans were approximately $2,767,000, $2,478,000, and $2,277,000 during fiscal 1995, 1994, and 1993, respectively.
  The Company has a Supplemental Benefit Plan covering certain key officers of the Company. Earned vested benefits under the Supplemental Benefit Plan were approximately $4,107,000, $2,982,000, and $2,543,000 at October 31, 1995, 1994
and 1993, respectively. These benefits are funded with life insurance policies on the officers purchased by the Company.

9. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides certain health care and life insurance benefits for eligible retired employees. Employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The Company continues to fund benefit costs on a pay-as-you-go basis; and, for fiscal year 1995, the Company made benefit payments totaling $2,547,000, compared to $1,892,000 and $2,460,000 in fiscal 1994 and 1993, respectively.
  The following table sets forth the funded status of the Company's projected postretirement benefits other than pensions, reconciled with amounts recognized in the Company's consolidated balance sheets at:

                                                                                       October 31,
                                                                                  ---------------------
                                                                                    1995         1994
                                                                                  ---------------------
                                                                                     (In thousands)
Accumulated postretirement benefit obligation:
  Retirees......................................................................  $(35,021)    $(29,995)
  Fully eligible active plan participants.......................................    (7,764)      (5,764)
  Other active plan participants................................................   (15,874)     (14,209)
                                                                                  --------     --------
                                                                                   (58,659)     (49,968)
Plan assets at fair value.......................................................        --           --
                                                                                  --------     --------
Accumulated postretirement benefit obligation in excess of plan assets..........   (58,659)     (49,968)
Unrecognized prior service cost.................................................    (2,941)      (3,232)
Unrecognized net loss from past experience different from that assumed and from
  changes in assumption.........................................................     8,415        2,458
                                                                                  --------     --------
Accrued postretirement benefit cost.............................................  $(53,185)    $(50,742)
                                                                                  ========     ========

                                                                               Years Ended October 31,
                                                                             ----------------------------
                                                                              1995       1994       1993
                                                                             ----------------------------
                                                                                    (In thousands)
Net periodic postretirement benefit cost:
  Service cost -- benefits attributed to service during the period.........  $  780     $  945     $  824
  Interest cost on accumulated postretirement benefit obligation...........   4,166      3,839      3,634
  Net amortization and deferral............................................      44        291         26
                                                                             ------     ------     ------
  Net periodic postretirement benefit cost.................................  $4,990     $5,075     $4,484
                                                                             ======     ======     ======

The assumed health care cost trend rate was 9.9% in 1995, decreasing uniformly to 5.5% in the year 2002 and remaining level thereafter. The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at October 31, 1995, and 8% at October 31, 1994.
  If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of October 31, 1995 would be increased by 6.1%.
  The effect of this change on the sum of the service cost and interest cost would be an increase of 13.3%.

--------------------------------------------------------------------------------

10. INDUSTRY SEGMENT INFORMATION

  Quanex is principally a specialized metals producer. The Company's operations primarily consist of four segments: Hot rolled steel bars, cold finished steel bars, steel tubes and aluminum products.

                                 Hot           Cold
                                Rolled       Finished                                  Corporate
         Year ended             Steel         Steel         Steel        Aluminum        and
      October 31, 1995           Bars          Bars         Tubes        Products      Other(1)      Consolidated
-----------------------------------------------------------------------------------------------------------------
                                                                (In thousands)
Units shipped:
  To unaffiliated
     companies...............  480.7 Tons    182.9 Tons    94.2 Tons     230,473 Lbs.
  Intersegment ..............   22.3               --            --            --
                               ----------    ----------    ---------     ------------
Total........................  503.0 Tons    182.9 Tons    94.2 Tons     230,473 Lbs.
                               ==========    ==========    =========     ============
Net sales:
  To unaffiliated
     companies...............  $269,040      $170,675      $119,915      $331,565            --      $891,195
  Intersegment(2)............    13,060            --            --            --      $(13,060)           --
                               --------      --------      --------      --------      --------      --------
Total........................  $282,100      $170,675      $119,915      $331,565      $(13,060)     $891,195
                               ========      ========      ========      ========      ========      ========
Operating income (loss)......  $ 41,552      $ 11,461      $  8,724      $ 22,080      $(17,336)     $ 66,481
Depreciation and
  amortization:
  Operating..................  $ 15,284      $  1,310      $  1,966      $ 12,183      $    113      $ 30,856
  Other......................        --            --            --           952           625         1,577
                               --------      --------      --------      --------      --------      --------
                               $ 15,284      $  1,310      $  1,966      $ 13,135      $    738      $ 32,433
Capital expenditures.........  $ 12,215      $  2,108      $  3,478      $  8,704      $    149      $ 26,654
Identifiable assets..........  $172,544      $ 54,985      $ 43,777      $230,586      $ 44,855      $546,747

(1) Included in "Corporate and Other" are intersegment eliminations and corporate expenses.
(2) Intersegment sales are conducted on an arm's-length basis.

                                 Hot           Cold
                                Rolled       Finished                                  Corporate
         Year ended             Steel         Steel         Steel        Aluminum        and
     October 31, 1994(3)         Bars          Bars         Tubes        Products      Other(1)      Consolidated
-----------------------------------------------------------------------------------------------------------------
                                                               (In thousands)
Units shipped:
  To unaffiliated
     companies...............  452.4 Tons    182.9 Tons    81.4 Tons     154,503 Lbs.
  Intersegment...............   23.7               --            --            --
                               ----------    ----------    ---------     ------------
Total........................  476.1 Tons    182.9 Tons    81.4 Tons     154,503 Lbs.
                               ==========    ==========    =========     ============
Net sales:
  To unaffiliated
     companies...............  $232,236      $160,010      $106,136      $200,932            --      $699,314
  Intersegment(2)............    12,983            --            --            --      $(12,983)           --
                               --------      --------      --------      --------      --------      --------
Total........................  $245,219      $160,010      $106,136      $200,932      $(12,983)     $699,314
                               ========      ========      ========      ========      ========      ========
Operating income (loss)......  $ 31,209      $  8,618      $  6,492      $  9,606      $(15,062)     $ 40,863
Depreciation and
  amortization:
  Operating..................  $ 12,862      $  1,268      $  1,992      $ 11,130      $     97      $ 27,349
  Other......................        --            --            --           947           239         1,186
                               --------      --------      --------      --------      --------      --------
                               $ 12,862      $  1,268      $  1,992      $ 12,077      $    336      $ 28,535
Capital expenditures.........  $ 23,931      $    893      $  1,907      $ 17,741      $     85      $ 44,557
Identifiable assets..........  $167,583      $ 51,405      $ 38,939      $221,332      $ 84,749      $564,008

(1) Included in "Corporate and Other" are intersegment eliminations and corporate expenses.
(2) Intersegment sales are conducted on an arm's-length basis.
(3) During 1994, $4.3 million was charged against a general facilities realignment reserve recorded in 1992 and included in "Corporate and Other". Of the $4.3 million total charge, $2.5 million related to the Aluminum Products segment, $900 thousand related to the Steel Tubes segment and $900 thousand related to write-downs of assets classified in "Corporate and Other".

--------------------------------------------------------------------------------

                                 Hot           Cold
                                Rolled       Finished                                  Corporate
         Year ended             Steel         Steel         Steel        Aluminum        and
     October 31, 1993(3)         Bars          Bars         Tubes        Products      Other(1)      Consolidated
-----------------------------------------------------------------------------------------------------------------
                                                               (In thousands)
Units shipped:
  To unaffiliated
     companies...............  427.3 Tons    175.9 Tons    113.2 Tons    103,149 Lbs.
  Intersegment...............   24.3               --            --            --
                               ----------    ----------    ----------    ------------
Total........................  451.6 Tons    175.9 Tons    113.2 Tons    103,149 Lbs.
                               ==========    ==========    ==========    ============
Net sales:
  To unaffiliated
     companies...............  $201,419      $144,445      $121,126      $142,990      $  6,165      $616,145
  Intersegment(2)............    12,720            --            --            --       (12,720)           --
                               --------      --------      --------      --------      --------      --------
Total........................  $214,139      $144,445      $121,126      $142,990      $ (6,555)     $616,145
                               ========      ========      ========      ========      ========      ========
Operating income (loss)......  $ 21,875      $  6,464      $  9,436      $   (437)     $(14,405)     $ 22,933
Depreciation and
  amortization:
  Operating..................  $ 12,724      $  1,195      $  2,811      $ 10,752      $    296      $ 27,778
  Other......................        --            --            --           948           626         1,574
                               --------      --------      --------      --------      --------      --------
                               $ 12,724      $  1,195      $  2,811      $ 11,700      $    922      $ 29,352
Capital expenditures.........  $ 26,734      $  1,457      $  1,388      $  7,078      $    304      $ 36,961
Identifiable assets..........  $157,078      $ 49,400      $ 37,821      $193,183      $ 91,385      $528,867

(1) Included in "Corporate and Other" are intersegment eliminations, Viking Metallurgical Corporation and corporate expenses.
(2) Intersegment sales are conducted on an arm's-length basis.
(3) During 1993, $2.9 million was charged against a general facilities realignment reserve recorded in 1992 and included in "Corporate and Other". Of the $2.9 million total charge, $2.2 million related to the Aluminum Products segment and $700 thousand related to the sale of Viking Metallurgical Corporation and Bellville Tube Division.

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

12. PREFERRED STOCK -- DEPOSITARY CONVERTIBLE EXCHANGEABLE PREFERRED SHARES

During May 1992, the Company issued 3,450,000 Depositary Convertible Exchangeable Preferred Shares ("Depositary Shares"), each representing 1/10th of a share of the Company's 6.88% Cumulative Convertible Exchangeable Preferred Stock ("Preferred Stock"). The net proceeds from the issuance was $82.9 million. The dividend per annum and liquidation preference for each share of Preferred Stock were $17.20 and $250, respectively, and for each Depositary Share were $1.72 and $25, respectively. Dividends on the Preferred Stock and Depositary Shares were cumulative and payable quarterly, commencing September 30, 1992. The Company was prohibited from paying any dividends on Common Stock (other than in Common Stock or junior stock) unless all required preferred dividends had been paid.
  The Preferred Stock was convertible at the option of the holder into shares of the Company's Common Stock at a conversion price of $31.50 per share, subject to adjustment in certain events. The Preferred Stock was

--------------------------------------------------------------------------------

exchangeable at the option of the Company, in whole but not in part, on any dividend payment date commencing June 30, 1995 for the Company's 6.88% Convertible Subordinated Debentures due June 30, 2007 ("6.88% Debentures") at the rate of $250 principal amount of 6.88% Debentures for each share of Preferred Stock and $25 principal amount of 6.88% Debentures for each Depositary Share.
  On June 30, 1995, the Company exercised its right under the terms of its Cumulative Convertible Exchangeable Preferred Stock to exchange such stock for an aggregate of $84,920,000 of its 6.88% Debentures. Interest is payable semi-annually on June 30 and December 31 of each year. The Debentures are subject to mandatory annual sinking fund payments sufficient to redeem 25% of the Debentures issued on each of June 30, 2005 and June 30, 2006, to retire a total of 50% of the Debentures before maturity. The Debentures are subordinate to all senior indebtedness of the Company and are convertible, at the option of the holder, into shares of the Company's common stock at a conversion price of $31.50 per share.

13. RESTRICTED STOCK AND STOCK OPTION PLANS

The Company has restricted stock and stock option plans which provide for the granting of common shares or stock options to key employees. Under the Company's restricted stock plan, common stock may be awarded to key employees. The recipient is entitled to all of the rights of a shareholder, except that during the forfeiture period the shares are nontransferable. The award vests during an eight year period based on the price of the Company's stock. Upon issuance of stock under the plan, unearned compensation equal to the market value at the date of grant is charged to stockholders' equity and subsequently amortized to expense over the restricted period. Restricted shares granted were none in 1995, 22,400 in 1994, and none in 1993. The amount charged to compensation expense was $53,000 in 1995, $92,000 in 1994 and none in 1993.
  Options are granted at prices determined by the Board of Directors which may not be less than the fair market value of the shares at the time the options are granted. Unless otherwise provided by the Board at the time of grant, options become exercisable in 33 1/3% increments maturing cumulatively on each of the first through third anniversaries of the date of grant and must be exercised no later than ten years from the date of grant. No options may be granted under the plans after December 1, 2002. There were 140,151, 435,151, and 652,951 shares available for granting of options at October 31, 1995, 1994 and 1993, respectively. Stock option transactions for the three years ended October 31, 1995, were as follows:

                                                                                      Shares         Average
                                                                     Shares           Under           Price
                                                                   Exercisable        Option        Per Share
                                                                   ------------------------------------------
Balance at October 31, 1992......................................    190,885          481,871          $16
                                                                    ========
  Granted........................................................                     198,700           20
  Exercised......................................................                     (13,932)          10
  Cancelled......................................................                     (32,838)          17
                                                                                    ---------
Balance at October 31, 1993......................................    287,412          633,801           17
                                                                    ========
  Granted........................................................                     198,800           26
  Exercised......................................................                     (34,400)          15
  Cancelled......................................................                      (3,400)          19
                                                                                    ---------
Balance at October 31, 1994......................................    405,299          794,801           19
                                                                    ========
  Granted........................................................                     295,000           20
  Exercised......................................................                     (28,768)          15
  Cancelled......................................................                          --           --
                                                                                    ---------
Balance at October 31, 1995......................................    567,243        1,061,033         $20
                                                                    ========        =========

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

--------------------------------------------------------------------------------

  Options become exercisable in 33 1/3% increments maturing cumulatively on each of the first through third anniversaries of the date of the grant and must be exercised no later than 10 years from the date of grant. No options may be granted under the plan after June 22, 1997. There were 40,000 shares available for granting of options at October 31, 1995, 1994 and 1993. Stock option transactions for the three years ended October 31, 1995, were as follows:

                                                                                        Shares        Average
                                                                        Shares          Under          Price
                                                                      Exercisable       Option       Per Share
                                                                      ----------------------------------------
Balance at October 31, 1992.........................................     10,000         10,000          $14
                                                                       ========
  Granted...........................................................                    10,000           21
  Exercised.........................................................                        --           --
  Cancelled.........................................................                        --           --
                                                                                        ------
Balance at October 31, 1993.........................................     10,000         20,000           17
                                                                       ========
  Granted...........................................................                        --           --
  Exercised.........................................................                        --           --
  Cancelled.........................................................                        --           --
                                                                                        ------
Balance at October 31, 1994.........................................     13,333         20,000           17
                                                                       ========
  Granted...........................................................                        --           --
  Exercised.........................................................                        --           --
  Cancelled.........................................................                        --           --
                                                                                        ------
Balance at October 31, 1995.........................................     16,666         20,000          $17
                                                                       ========         ======

In addition, the Company has a stock option plan which provides for the granting of stock options to non-employee Directors to purchase up to an aggregate of 210,000 shares of common stock. The plan provides that each non-employee Director as of December 6, 1989, was granted an option to purchase 3,000 shares of common stock at a price per share of common stock equal to the fair market value of the common stock as of the date of grant. Also, each non-employee Director who is a director of the Company on any subsequent October 31, while the plan is in effect and shares are available for the granting of options hereunder, shall be granted on such October 31, an option to purchase 3,000 shares of common stock at a price equal to the fair market value of the common stock as of such October 31. Options become exercisable at any time commencing six months after the grant and must be exercised no later than 10 years from the date of grant. No option may be granted under the plan after December 5, 1999. There were 72,000, 93,000, and 114,000 shares available for granting of options at October 31, 1995, 1994 and 1993, respectively. Stock option transactions for the three years ended October 31, 1995, were as follows:

                                                                                       Shares         Average
                                                                       Shares           Under          Price
                                                                     Exercisable       Option        Per Share
                                                                     -----------------------------------------
Balance at October 31, 1992........................................     36,000          57,000          $18
                                                                      ========
  Granted..........................................................                     21,000           20
  Exercised........................................................                     (3,000)          11
  Cancelled........................................................                         --           --
                                                                                       -------
Balance at October 31, 1993........................................     54,000          75,000           19
                                                                      ========
  Granted..........................................................                     21,000           25
  Exercised........................................................                     (9,000)          15
  Cancelled........................................................                         --           --
                                                                                       -------
Balance at October 31, 1994........................................     66,000          87,000           20
                                                                      ========
  Granted..........................................................                     21,000           20
  Exercised........................................................                         --           --
  Cancelled........................................................                         --           --
                                                                                       -------
Balance at October 31, 1995........................................     87,000         108,000          $20
                                                                      ========         =======

On October 1, 1992, Carl E. Pfeiffer retired as the Chief Executive Officer of the Company. In connection with such retirement, the Company replaced options to purchase 60,000 shares of Common Stock at a weighted average exercise price of $15.85 held by Mr. Pfeiffer, under the Company's employee stock option plans with new options having the same exercise prices and expiration dates. Such options are substantially similar to the options

--------------------------------------------------------------------------------

previously held by him with the exception that vesting is not contingent upon his continued employment with the Company and the options expire on various dates between October 25, 1999, and October 13, 2001, instead of one year after retirement. There were 60,000, 60,000 and 50,000 shares exercisable at October 31, 1995, 1994, and 1993, respectively. There were no transactions related to these stock options during the years ended October 31, 1995 and 1994.

14. FINANCIAL INSTRUMENTS

Required disclosure of fair value of certain financial assets and liabilities, as well as the methods and assumptions to estimate fair value are as follows:

                                                                                 October 31,
                                                                ---------------------------------------------
                                                                       1995                    1994
                                                                ---------------------------------------------
                                                                Carrying   Estimated    Carrying   Estimated
                                                                   Value   Fair Value      Value   Fair Value
                                                                ---------------------------------------------
                                                                               (In thousands)

Financial assets:
  Cash and equivalents........................................  $ 45,213    $ 45,213    $ 34,041    $ 34,041
  Short-term investments......................................        --          --      54,070      53,688
Financial liabilities and equities:
  Long-term debt (including current portion)..................  $132,862    $129,843    $128,400    $133,792
  Preferred stock.............................................        --          --      86,250      83,663

The fair values of cash and equivalents approximate amounts included in the balance sheet due to the short-term maturity of the instruments. The fair value of short-term investments was arrived at using quoted market prices. The fair value of long-term debt was based on the quoted market price, recent transactions, or based on rates available to the Company for instruments with similar terms and maturities. The fair value of preferred stock was calculated using the quoted market price.
  The Company had open financing contracts in a net payable position as of October 31, 1994 of $1.4 million (none as of October 31, 1995). The fair values of open financing contracts were the net cash amounts payable in 1995.
  The Company uses futures and option contracts to hedge a portion of its exposure to price fluctuations of aluminum. The exposure is related to the Company's backlog of aluminum sales orders with committed prices as well as future aluminum sales for which a sales price increase would lag a raw material cost increase. Firm price commitments do not extend beyond December, 1996. Hedging gains and losses are included in "Cost of sales" in the income statement concurrently with the hedged sales. Unrealized gains and losses related to open contracts are not reflected in the financial statements.

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

16. SUBSEQUENT EVENT

On December 29, 1995, the Company acquired all of its outstanding 10.77% Senior Notes for a purchase price equal to 107.5% of the principal amount plus accrued interest. The acquisition and related expenses will result in a one-time, after-tax extraordinary charge of approximately $2.5 million in the first quarter of 1996.

Quanex Corporation
SUPPLEMENTARY FINANCIAL DATA

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected quarterly information for the years ended October 31, 1995 and 1994 is as follows:

                                                            First        Second       Third        Fourth
                                                           Quarter      Quarter      Quarter      Quarter
                                                           -----------------------------------------------
                                                               (In thousands except per share amounts)
1995:
Net sales................................................  $199,886     $234,347     $228,172     $228,790
Gross profit.............................................    22,697       29,747       30,156       30,528
Income before extraordinary charge.......................     4,653        9,822        9,603        9,782
Extraordinary charge -- early extinguishment of debt.....    (2,021)          --           --           --
                                                           --------     --------     --------     --------
Net income...............................................     2,632        9,822        9,603        9,782
Earnings per share:
  Primary before extraordinary charge....................       .23          .62          .63          .72
  Extraordinary charge -- early extinguishment of debt...      (.15)          --           --           --
  Primary................................................       .08          .62          .63          .72
  Assuming full dilution.................................       .08          .60          .59          .65
1994:
Net sales................................................  $149,522     $172,235     $181,088     $196,469
Gross profit.............................................    14,330       20,383       23,534       27,514
Net income...............................................     1,768        3,777        5,777        7,530
Earnings per share.......................................  $    .02     $    .17     $    .32     $    .45

SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                Balance         Charted
                                                  at              to                                            Balance
                                               beginning       costs and                                       at end of
Description                                     of year        expenses        Write-offs        Other           year
------------------------------------------------------------------------------------------------------------------------
                                                                          (In thousands)
Allowance for doubtful accounts:
  Year ended October 31, 1995................   $ 3,593         $    574        $   (586)       $     --        $ 3,581
  Year ended October 31, 1994................   $ 2,025         $  1,805        $   (237)       $     --        $ 3,593
  Year ended October 31, 1993................   $ 2,610         $     13        $     (8)       $   (590)(1)    $ 2,025

(1) Relates to sale of Viking Metallurgical Corporation and Bellville Tube Division (See Note 2).

QUARTERLY FINANCIAL RESULTS

                                            1995             1994             1993             1992             1991
---------------------------------------------------------------------------------------------------------------------
NET SALES (millions)
January ................................   199.89           149.52           141.43           124.88           142.51
April ..................................   234.35           172.23           161.37           148.41           142.64
July ...................................   228.17           181.09           153.50           141.90           152.28
October ................................   228.79           196.47           159.85           156.90           151.46
---------------------------------------------------------------------------------------------------------------------
       Total ...........................   891.20           669.31           616.15           572.09           588.89

GROSS PROFIT (millions)
January ................................    22.70            14.33            11.64            12.04            16.30
April ..................................    29.75            20.38            16.37            18.38            16.81
July ...................................    30.15            23.54            16.92            15.20            20.68
October ................................    30.53            27.51            20.25            19.69            20.20
---------------------------------------------------------------------------------------------------------------------
       Total ...........................   113.13            85.76            65.18            65.31            73.99

NET INCOME (LOSS) (millions)
January ................................     2.63             1.77              .49           (24.55)            2.45
April ..................................     9.82             3.78             1.90             3.15             2.10
July ...................................     9.61             5.77             2.68             2.23             3.49
October ................................     9.78             7.53             3.36              .26             4.40
---------------------------------------------------------------------------------------------------------------------
       Total ...........................    31.84            18.85             8.43           (18.91)           12.44

NET EARNINGS (LOSS) PER PRIMARY COMMON SHARE
January ................................      .08              .02             (.07)           (2.05)             .16
April ..................................      .62              .17              .03              .25              .19
July ...................................      .63              .32              .09              .08              .29
October ................................      .72              .45              .13             (.09)             .38
---------------------------------------------------------------------------------------------------------------------
       Total ...........................     2.05              .96              .18            (1.70)            1.02

QUARTERLY COMMON STOCK DIVIDENDS
January ................................      .14              .14              .14              .13              .12
April ..................................      .15              .14              .14              .13              .12
July ...................................      .15              .14              .14              .13              .12
October ................................      .15              .14              .14              .13              .12
---------------------------------------------------------------------------------------------------------------------
       Total ...........................      .59              .56              .56              .52              .48

COMMON STOCK SALES PRICE
(High and Low)
January ................................   24 5/8-20       21 1/4-16 1/8        27-17 5/8        27-16 1/8     13 3/4-10 1/4
April ..................................   23 7/8-21       22 3/8-19 1/8    20 7/8-14 1/4    29 7/8-24 3/4     18 5/8-13 1/2
July ...................................   26 5/8-22 1/8       23-18 1/8    17 3/4-14        31 3/4-21 1/2     17 3/4-14 1/8
October ................................   26-18 5/8       27 1/4-20 3/4    20 3/4-16 1/2    24 3/4-15 1/2         23-15 1/4
----------------------------------------------------------------------------------------------------------------------------

                                       67